SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                    FORM SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                (Amendment no. 3 )
                                ----------------

                        Jade Entertainment Group, Inc.
             (Exact name of registrant as specified in its charter)

New York                                                           11-3617420
---------                       ------------------               --------------
(State or Other                  (Primary Standard                (IRS Employer
Jurisdiction of             Industrial Classification            Identification
Incorporation or                      Number)                        Number)
Organization)
                                  ----------------
                                 Timothy Schmidt
                                    President
                         200 Broadhollow Road Suite 207,
                                Melville, NY 11747
                               Tel:  (631) 393-5027
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)

                          200 Broadhollow Road Suite 207,
                                Melville, NY 11747
                               Tel:  (631) 393-5027
                (Address, including zip code, and telephone number,
                     including area code, of agent for service)

                                  With Copies to:

                                Adam J. Laufer Esq.
                            650 West Avenue Suite 1509
                              Miami Beach, FL 33139
                                Tel. (305)913-7733

                                ----------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / / _________

                         CALCULATION OF REGISTRATION FEE

===========================================================================
Title of Each Class
of Securities to be   Amount to be    Proposed Maximum      Amount of
Registered            Registered      Offering Price        Registration
                                      per Unit              Fee
- --------------------------------------------------------------------------
Common Stock           500,000         $3.00                  $375
============================================================================

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

Disclosure of Alternative Used: Alternative 1 [ ] Alternative 2 [X]
 ----------------------------------------------------------------------------











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                                    PROSPECTUS

                          JADE ENTERTAINMENT GROUP, INC.

                               500,000 Shares
                                Common Stock

      This is our initial public offering so there is currently no public market for our shares. The initial public offering price of our Common Stock will be $3.00 per share. This offering of shares will terminate on the earlier of the date all of the shares offered are subscribed for or 90 days from the date of this prospectus. Please note that we may extend this date for up to an additional 90 days.

     An investment in us is risky, especially given our young age. Only people who can afford to lose the money they invest in us should invest in our shares. YOU SHOULD CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 9 BEFORE PURCHASING OUR COMMON STOCK.

     We will offer shares ourselves in a self-underwritten offering through our officer and directors. There is no minimum amount of shares we must sell so no money raised from the sale of our stock will go into escrow, trust or other similar arrangement.


     It is possible that no one will purchase Shares in this offering and since there is no minimum amount of shares that must be sold, the proceeds of the offering may be $0 to $1,500,000. As many as 100,000 shares also valued at $3.00 per share may be issued for services at the fair market value of services rendered. We intend to offer these shares for services on a continuous basis and not on a delayed basis.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Preliminary Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                         Jade Entertainment Group, Inc.
                         200 Broadhollow Road Suite 207,
                               Melville, NY 11747

                   The date of this prospectus is March 4, 2002.

                        JADE ENTERTAINMENT GROUP, INC.
                            CROSS REFERENCE SHEET
               (SHOWING LOCATION IN THE PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM SB-1)

An asterisk (*) under "Caption in Prospectus" indicates that the answer to the item of Form SB-1 Part I is negative or inapplicable.

ITEMS IN FORM SB-1 (MODEL B)                            CAPTION IN PROSPECTUS
                                                        ---------------------
I. FORM 1-A ITEMS
---------------------
1.  Cover Page Information..............................Front Cover Page

2.  Distribution Spread.................................Front Cover Page

3.  Summary Information,  Risk Factors
    and Dilution........................................Summary; Risk
                                                        Factors; Dilution

4.  Plan of Distribution................................Plan of Distribution

5.  Use of Proceeds to Issuer...........................Use of Proceeds

6.  Description of Business.............................The Company

7.  Description of Property.............................The Company

8.  Directors, Executive Officers and
    Significant Employees...............................The Company

9.  Remuneration of Directors and Officers..............The Company

10. Security Ownership of Management
    and Securityholders.................................The Company

11. Interest of Management and
    Others in Certain Transactions......................Conflicts of Interest

12. Securities to be Offered............................Cover Page

II. ALTERNATIVE 2 ITEMS
------------------------
1.  Inside Front and Outside Back Cover Pages
     of the Prospectus Front............................Cover Page

2.  Significant Parties.................................The Company

3.  Relationship with Issuer of Experts
      Named in the Registration Statement...............Experts

4.  Legal Proceedings...................................Legal Proceedings


                                  4

5.  Changes in and Disagreements with Accountants.......N/A

6.  Disclosure of Commission Position
    on Indemnification..................................Fiduciary
                                                        Responsibility of the
                                                        Company's Management

                              TABLE OF CONTENTS

DESCRIPTIVE TITLE                                           PAGE
-------------------                                         ----
PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . .6
SUMMARY FINANCIAL DATA  . . . . . . . . . . . . . . . . . . .9
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . .9
CONFLICTS OF INTEREST . . . . . . . . . . . . . . . . . . . .24
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. . . . .26
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . .26
CAPITALIZATION. . . . . . . . . . . . . . . . . . . . . . . .28
DILUTION . . . . . . . . . . . . . . . . . . . . . . . . . . 29
THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . .30
        General. . . . . . . . . . . . . . . . . . . . . . . 34
        Employees . . . . . . . . . . . . . . . . . . . . . .42
        Property. . . . . . . . . . . . . . . . . . . . . . .42
        Management. . . . . . . . . . . . . . . . . . . . . .43
        Remuneration. . . . . . . . . . . . . . . . . . . . .44
        Litigation. . . . . . . . . . . . . . . . . . . . . .45
SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL
     OWNERS AND MANAGEMENT. . . . . . . . . . . . . . . . . .45
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS. . . . . . . . . . .46
ABSENCE OF PUBLIC MARKET AND DIVIDEND POLICY. . . . . . . . .48
DESCRIPTION OF CAPITAL STOCK. . . . . . . . . . . . . . . . .48
PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . .48
LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . 50
EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . 51
AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . 51
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . 52
SUBSCRIPTION AGREEMENT . . . . . . . . . . . . . . . . . . . 65






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                            PROSPECTUS SUMMARY

     The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus carefully, including the financial statements and the related notes beginning on page F-1.

History And Structure

     Jade Entertainment Group, Inc. was incorporated on July 5, 2001 and is a development stage business, we have no active business operations and no significant assets. Our activities to this point have been limited to organizational activities and the preparation of this registration statement. Pursuant to our formation and organization we have generated $347 in sales and incurred startup-expenses of $32,070. We estimate that we need to raise a minimum of $50,000 in this offering to continue operations for the next 12 months.

JADE ENTERTAINMENT GROUP, INC.

     Jade Entertainment Group is a marketer internet advertising services for the adult entertainment industry. Currently, we offer two such services: A pay-for-listing service, and a bid-for-position service which operates off of the AskJade.com website.

Our focus is to:

- Drive qualified traffic to Internet Web sites, and

- Ensure that Internet users find what they are looking for when
  "surfing the Web."

     Our services are designed to connect consumers and businesses that are most likely to purchase specific goods and services to the businesses that provide those goods and services.

Pay-For-Listing

     The AskJade.com search engine offers advertisers the ability to purchase advertisements on its website in the form of non-search result placements.

These ad placements appear randomly on the web sites pages and are billed to the advertiser on an impression basis. These listings appear as banners and appear on the borders of the search and search result pages. Pay-For-Listing advertising is an effective way to attract a broad audience to an advertisers web page and can be effective in creating brand recognition.

Bid-For-Position

     The AskJade.com search engine allows Internet users to enter a word, phrase or plain English query describing what they want to locate on the Internet. They can enter their query through the search box located at www.AskJade.com. Our search engine then displays a selection of Web sites related to that query. Through our open, automated, bidding process, advertisers can determine the placement of their listing in response to any given query. This is accomplished by allowing our advertisers to submit bids for the amount they will pay for each visitor who clicks-through to their Web sites. The highest bidder receives the first listing with all other bidders listed in descending bid order. Non-advertiser listings are included in our search results but appear in the ranking results after all paid advertiser listings. Each advertiser pays us the amount of its bid whenever a consumer clicks on the advertiser's listing in the AskJade.com search results.

     We believe that the AskJade.com search engine is an efficient system for advertisers - they pay only for prospects that come to their site. They can insure that those prospects are qualified by picking only those keywords that are most relevant to their business. Advertisers can choose exactly how much they are willing to pay per prospect, thereby maintaining precise control over the placement of their listings in the AskJade.com search results and their cost of customer acquisition. Unlike traditional online advertising alternatives, which charge based on impressions or page views, our advertisers only pay for performance.

    In order to generate significant revenues, we must increase substantially the number of advertisers we service and the volume of click-throughs to our clients' Websites. Search listing click-through revenue is recognized when earned based on click-through activity to the extent that the advertiser has deposited sufficient funds with us or collection is probable. AskJade.com revenue also includes a limited amount of banner advertisement revenue, which is recognized when earned under the terms of the contractual arrangement with the advertiser or advertising agency, provided that collection is probable.

    We believe that our AskJade.com search engine will be more attractive to advertisers as more consumers and businesses access our listings while searching the Internet, and our paid listings will be more relevant to these Internet users as more advertisers bid for placement in our search results. The largest component of our expenses consists of costs incurred to attract consumers and businesses to our search listings.

    Our future success is dependent upon reducing our click-through acquisition costs and increasing the revenue we derive from this traffic. In order to significantly increase revenues we will be required to incur a significant expansion of our operations, including hiring additional management and staff. These actual and proposed increases in marketing and personnel will significantly increase our operating expenses.


                             THE OFFERING

     There is no minimum amount of securities that must be sold in this offering, and accordingly, no minimum amount of proceeds that will be raised. Investors in this offering may therefore holding shares in a company that has not raised sufficient proceeds from the offering to continue operations and has an illiquid smaller market for its shares.

Common stock offered by us..................500,000 shares

Common stock to be outstanding
  after this offering.......................2,196,000 shares

Use of proceeds.............................We intend to use the net proceeds of this offering to develop, enhance
                                            and expand our Web sites, including
                                            the creation of original content,
                                            to pursue e-commerce opportunities
                                            and to increase our sales and
                                            marketing activities. However, as
                                            many as 100,000 shares, also valued
                                            at $3.00 per share, may be issued
                                            for services at the fair market
                                            value of the services rendered.

Proposed OTCBB Market symbol.......  JENT*

*(In accordance with NASD regulations, a Market Maker is required to file form 211 to initiate quotation of a security on a listing service such as the OTCBB. We are currently engaged in discussions with a market maker and reasonably believe that the necessary forms to publish a quotation of our Common Stock will be filed, although no agreement is currently in place, in addition no assurance can be made that we will be able to procure our proposed stock ticker symbol or that we will be listed on the OTC Bulletin Board or any other listing service.)





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                             SUMMARY FINANCIAL DATA

    The Summary Financial Information, all of which has been derived from audited financial statements included elsewhere in this Prospectus, reflects the operations of the Company for its limited operating history as of and for the period from inception to October 31, 2001. This information should be read in conjunction with the financial statements and "Management's Discussion And Analysis Of Financial Condition And Results Of Operation."


           Current assets                                  $67,447
           -------------------------------------------------------------

           Non-current assets                              $     0
           -------------------------------------------------------------
           -------------------------------------------------------------
           Current liabilities                             $   120
           -------------------------------------------------------------
           -------------------------------------------------------------
           Gross Revenues                                      347
           -------------------------------------------------------------

           Gross Loss                                         (103)
           -------------------------------------------------------------

           Loss from continuing operations                 $(32,173)
           -------------------------------------------------------------

           Net loss                                        $(32,173)
           -------------------------------------------------------------

           Basic and diluted net loss per share              $ (.02)


                                RISK FACTORS

      An investment in our common stock is highly speculative, involves a high degree of risk, and should be made only by investors who can afford a complete loss. You should carefully consider the following risk factors, together with the other information in this prospectus, including our financial statements and the related notes, before you decide to buy our common stock.

RISKS SPECIFIC TO JADE ENTERTAINMENT GROUP

Our Business Is Difficult To Evaluate Because We Have A Limited Operating History And Have Only Recently Launched Our AskJade.com Search Engine.

      We began offering search engine services through AskJade.com in July 2001. Accordingly, we have a limited relevant operating history upon which an investor can make an evaluation of the likelihood of our success.
An investor in our securities must consider the uncertainties, expenses and difficulties frequently encountered by companies such as ours that are in the early stages of development. Furthermore an investor in our company should take special note of the fact that we operate in the adult entertainment industry and due to the few publicly traded companies in this area an investment in our Common Stock may be less predictable and more speculative than a comparative investment in a Company that does not operate in our same industry. Our operations may never generate significant revenues and we may never achieve profitable operations. An investor should consider the likelihood of our future success to be highly speculative in light of our limited operating history, as well as the problems, limited resources, expenses, risks and complications frequently encountered by similarly situated companies in the early stages of development, particularly companies in new and rapidly evolving markets, such as e-commerce and the adult entertainment industry. To address these risks, we must, among other things:

      -     maintain and increase our client base;

      - implement and successfully execute our business and marketing strategy;

      -     continue to develop and upgrade our technology;

      -     continually update and improve our service offerings and features;

      -     provide superior customer service;

      -     respond to industry and competitive developments; and

      -     attract, retain and motivate qualified personnel.

     We may not be successful in addressing these risks. If we are unable to do so, our business plan may not yield the results we anticipate, and as such our prospects of profitability may be delayed or we may never achieve profitability.

We Cannot Predict Our Future Capital Needs And We May Not Be Able To Secure Additional Financing.

   We believe that the net proceeds from recent private placements of our securities, together with anticipated revenues from operations and proceeds of $50,000 from this offering will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months. Our belief is based on our operating plan which in turn is based on assumptions, which may prove to be incorrect.
As a result, our financial resources may not be sufficient to satisfy our capital requirements for this period. We currently have no credit facility or similar financing currently available. Furthermore, any debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to certain business matters. If additional funds are raised through the issuance of equity securities, the percentage ownership of our existing stockholders will be reduced, our stockholders may experience additional dilution in net tangible book value per share. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities, repay debt obligations as they become due or respond to competitive pressures.

Going Concern Report Of Independent Certified Public Accountants.

     The factors described above in "Limited History Of Operations; Net
Losses: Company Is A "Start-Up" With nominal Revenues To Date" raise substantial doubt about the Company's ability to continue as a going concern. In this regard, see the Report of Independent Certified Public Accountants accompanying the Company's audited financial statements appearing elsewhere herein which cites substantial doubt about the Company's ability to continue as a going concern. There can be no assurance that the Company will achieve profitability or generate positive cash flow in the future. As a result of these and other factors, there can be no assurance that the Company's proposed activities and/or acquisitions will be successful or that the Company will be able to achieve or maintain profitable operations. If the Company fails to achieve profitability, its growth strategies could be materially and adversely affected. (See "Management's Discussion And Analysis Of Financial Condition
And Prospective Results Of Operations.")

We May Not Successfully Commercialize Our AskJade.com Search Engine.

      We launched our AskJade.com search engine in July 2001, and may not be able to successfully commercialize it. We generate revenues based on the amount of traffic we drive through our website, if we are unable to attract users to our website we will not be able to establish new advertiser accounts and generate revenues in accordance with our business plan. Moreover, upon widespread commercial introduction, we may find that our search engine will not be able to perform satisfactorily all of the functions for which it has been designed or that it is not reliable or durable in extensive applications, which may result in additional costs to upgrade or modify our technology which may delay the execution of our business plan.

We Have Limited Marketing Experience; And Are Currently Dependent On An Outside Marketing Firm For The Ability To Establish Online Marketing Relationships. The Success Of Our AskJade.com Search Engine Is Dependent Upon The Success Of These Marketing Efforts.

      We have limited marketing experience and limited financial, personnel and other resources to undertake extensive marketing activities. We have engaged a marketing firm which specializes in online marketing which is owned by our largest shareholder Raymond Barton. Under this agreement we pay a monthly fee of

$5000. Our ability to generate revenue from our AskJade.com search engine is dependent upon the success of our marketing company and management's efforts and ability to attract advertisers and generate traffic to our site. If we are unable to enter into additional agreements to generate significant traffic to our AskJade.com web site on commercially acceptable terms, or are unable to implement successfully current agreements which drive traffic to the AskJade.com web site, our operations may never generate significant revenues and we may never achieve profitable operations.

A Search Engine Provider May Have Patent Rights Which Could Prevent Us From Operating Our AskJade.com Search Engine In Its Present Form.

      Overture.com, formerly GoTo.com, has advised Findwhat.com, another pay-for-Position search engine provider of a pending patent application with respect to a pay-for-position business. If a patent is issued to GoTo.com or another competitor which would interfere or prevent us from using the pay-for-position business model, our business, prospects, financial condition and results of operations could be materially and adversely affected. Overture.com has not contacted us regarding any possible infringement of their intellectual property rights nor has any party commenced or threatened to commence any legal action against us. If we are required to participate in litigation we may not have the resources to fund the required litigation costs, which may adversely affect our business prospects, financial condition and results of operations.

      In the event that the patent application of GoTo.com is approved and a patent is issued, we may be required to obtain a license to the covered intellectual property or substantially revise our business model to a more traditional impression/click through business model in order to continue operations. We can offer no assurance that a license would be available on acceptable terms or at all, or that we will be able to revise our business model economically, efficiently or at all.

We Partially Depend On Third Parties For Certain Software And Internet Services For Our AskJade.com Search Engine.

      We partially depend on third-party software to operate our AskJade.com search engine. Although we believe that several alternative sources for this software are available, any failure to obtain and maintain the rights to use such software would have a material adverse effect on our business and prevent us from timely execution of our business plan and may result in additional expenditures of time and money in seeking a viable software/service alternative.

     We also are dependent upon third parties to provide Internet services to allow us to connect to the Internet with sufficient capacity and bandwidth so that our AskJade.com search engine can function properly and our AskJade.com web site can handle current and anticipated traffic. We currently host our website with Verio, Inc., Verio is a large provider of internet hosting services, we currently pay a fixed monthly fee which includes a certain amount of bandwidth Any restrictions or interruption in our connection to the Internet would have a material adverse effect on our business, prospects, financial condition and results of operations because these types of occurrences could cause users to perceive our Web sites as not functioning properly and therefore cause them to use another online site for entertainment, information or products.

Capacity Constraints May Require Us To Expand Our Network Infrastructure And Customer Support Capabilities.

      Our ability to provide high-quality customer service largely depends on the efficient and uninterrupted operation of our computer and communications systems in order to accommodate any significant increases in the numbers of consumers and advertisers using our services.

    Currently Verio, Inc. fulfills our network infrastructure and hosting needs, we do not anticipate the need to internalize our hosting needs in the near future however, in the event of a sudden massive increase in traffic to the AskJAde.com website we may be required to establish our own network infrastructure and customer support capabilities. Any such expansion will require us to make significant upfront expenditures of approximately
$20,000 for servers, routers, computer equipment and additional Internet and intranet equipment and to increase bandwidth for Internet connectivity. Any such expansion or enhancement will need to be completed and integrated without system disruptions. Failure to expand our network infrastructure or customer service capabilities either internally or through third parties, if and when necessary, would materially adversely our prospects for growth.

Our Technical Systems Are Vulnerable To Interruption And Damage.

      A disaster could interrupt our services for an indeterminate length of time and severely damage our business, prospects, financial condition and results of operations. Our systems and operations are vulnerable to damage or interruption from fire, floods, power loss, telecommunications failures, break-ins, sabotage, computer viruses, penetration of our network by unauthorized computer users and "hackers" and similar events. The occurrence of a natural disaster or unanticipated problems at our technical operations facility could cause material interruptions or delays in our business, loss of data or render us unable to provide services to customers. Failure to provide the data communications capacity we require, as a result of human error, natural disaster or other operational disruptions could cause interruptions in our service and web sites. The occurrence of any or all of these events could render our system inoperable for an indeterminate amount of time and unable to generate revenues.

We Rely On Internally Developed Systems Which May Put Us At A Competitive Disadvantage.

      We use internally developed systems for a portion of our search engine request processing software. We developed these systems primarily to increase the number of appropriate search results for each search request made on our web site and for customer service. A significant amount of manual effort may be required to update these systems if our competitors develop superior search methods. This manual effort is time-consuming and costly and may place us at a competitive disadvantage when compared to competitors with more efficient systems. We intend to upgrade and expand our search request processing systems and to integrate newly-developed and purchased modules with our existing systems in order to improve the efficiency of our search methods and support increased transaction volume, although we are unable to predict whether these upgrades will improve our competitive position when compared to our competitors.

We May Be Unable To Obtain The Internet Domain Names That We Hope To Use.

      The Internet domain name we are using for our search engine web site is "AskJade.com." We believe that this domain name is an extremely important part of our business. We may desire, or it may be necessary in the future, to use other domain names in the United States and abroad. Governmental authorities in different countries may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. These new domains may allow combinations and similar domain names that may be confusingly similar to our own. Also, we may be unable to acquire or maintain desired and relevant domain names in all countries in which we will conduct business. In addition, there are other substantially similar domain names which are registered by companies which may compete with us. There can be no assurance that potential users and advertisers will not confuse our domain name with other similar domain names. If that confusion occurs,

      -     we may lose business to a competitor,

      - have to adjust our advertising rates and service fees accordingly, and

      - some users of our services may have negative experiences with other companies on their web sites that those users erroneously associate with us.

We May Be Unable To Promote And Maintain Our Brands.

      We believe that establishing and maintaining the brand identities of our services is a critical aspect of attracting and expanding a large client base. Promotion and enhancement of our brands will depend largely on our success in continuing to provide high quality service. If businesses do not perceive our existing services to be of high quality, or if we introduce new services or enter into new business ventures that are not favorably received by businesses, we will risk diluting our brand identities and decreasing their attractiveness to existing and potential customers.

      In order to attract and retain customers and to promote and maintain brands in response to competitive pressures, we may also have to increase substantially our financial commitment to creating and maintaining a distinct brand loyalty among our customers. If we incur significant expenses in an attempt to improve our services or to promote and maintain our brands, our profitability will likely be impaired. Moreover, any brand identities we establish may be diluted as a result of any inability to protect our service marks or domain names, which could result in a loss of usage and revenues.

      Our Intellectual Property Rights May Not Be Protectable Or Of Significant Value In The Future.

     Our current intellectual property rights are limited to the Copyright protection afforded us by our publication of certain features, design elements, logos, listings and directories as they appear on our website.

     Legal standards relating to the validity, enforceability and scope of protection of certain intellectual property rights in Internet-related industries are uncertain and still evolving. The steps we take to protect our intellectual property rights may not be adequate to protect our future intellectual property. Third parties may also infringe or misappropriate any copyrights, trademarks, service marks, trade dress and other proprietary rights we may have. Any such infringement or misappropriation could result in consumer confusion and lead to decreased traffic to the website and revenues to the Company.

     Furthermore, Overture, Inc., formerly Goto.com, Inc. has filed a patent Application which may cover our business model. (See "Risk Factors - A Search Engine Provider May Have Patent Rights Which Could Prevent Us From Operating Our AskJade.com Search Engine In Its Present Form.")

      In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights, which may result in the dilution of the brand identity of our services. (See "Risk Factors - We may be unable to promote and maintain our brands.")

      Our current and future business activities may infringe upon the proprietary rights of others, and third parties may assert infringement claims against us. Any such claims and resulting litigation could subject us to significant liability for damages and could result in the invalidation of our proprietary rights. Even if not meritorious, such claims could be time-consuming, expensive to defend and could result in the diversion of our management's time and attention. In addition, this diversion of managerial resources could have a material adverse effect on our business, prospects, financial condition and results of operations.


We Depend On The Efforts Of our Management. Our Management Team
 Lack Experience In Managing A Public Company.

      Our officers have no prior senior management experience in public companies. Our success is substantially dependent on the performance of our executive officers. In particular, our success depends substantially on the continued efforts of Timothy Schmidt, our President and Chief Technical Officer and Raymond Barton, our Vice President and Chairman of our Board of Directors.


   Currently, we do not have key person life insurance on Messrs. Schmidt or Barton and may be unable to obtain such insurance in the near future due to high cost or other reasons. We also do not have written employment agreements with any of these key personnel. The loss of the services of any of our executive officers/key employees could have a material adverse effect on our business, if we are unable to find suitable replacements.

We Face Substantial And Increasing Competition.

      We may face increased pricing pressure for the sale of paid listings, advertisements and direct marketing opportunities, which could materially adversely affect our business, prospects, financial condition and results of operations. The Open Directory Project, the largest human edited search engine, which supplies search results for AOL, Netscape, Google, Lycos, etc. lists
109 adult oriented search engines. Some of which may have a longer operating history, a larger customer base, greater brand recognition and may have greater financial, marketing and other resources than we have. Nymphoseek.com, ynot.com and sex.com are our principal competitors in the adult Oriented search space, we also compete against providers of web directories and search and information services, such as those provided by America Online, Excite, Yahoo and Alta Vista.

We May Not Be Able To Adapt As The Internet, Electronic Commerce, Internet Advertising and Customer Demands Continue To Evolve.

      We may not be able to adapt as the Internet, electronic commerce, Internet advertising and consumer demands continue to evolve. Our failure to respond in a timely manner to changing market conditions or client requirements would have a material adverse effect on our business, prospects, financial condition and results of operations. The Internet e-commerce and the Internet advertising industry are characterized by:

      -     rapid technological change;

      -     changes in user and customer requirements and preferences;

      - frequent new product and service introductions embodying new technologies; and

      - the emergence of new industry standards and practices that could render proprietary technology and hardware and software infrastructure obsolete.

Our success will depend, in part, on our ability to:

      - enhance and improve the responsiveness and functionality of our pay-for-position search engine;

      - license or develop technologies useful in our business on a timely basis, enhance our existing services and develop new services and technology that address the increasingly sophisticated and varied needs of our prospective or current customers; and

       - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Internet Security Poses Risks To Our Entire Business.

     The compromise of our security or misappropriation of proprietary information could have a material adverse effect on our business, prospects, financial condition and results of operations. We rely on encryption and authentication technology licensed from other companies to provide the security and authentication necessary to effect secure Internet transmission of confidential information, such as credit and other proprietary information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the technology used by us to protect client transaction data. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause material interruptions in our operations. We may be required to expend significant capital and other resources to protect against security breaches or to minimize problems caused by security breaches. To the extent that our activities or the activities of others involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. For example the storage and loss of credit card numbers, advertiser lists, etc. that may reside on our servers and be used directly by us or by our service suppliers (ex. merchant account processors). Our security measures may not prevent security breaches. Our failure to prevent these security breaches may result in consumer distrust and may result in loss of traffic to the website and resultingly a loss of revenues.

Our Future Success Will Depend On Continued Growth In The Use Of The Internet.

   Our future success will depend substantially upon continued growth in the use of the Internet to support the sale of our advertising services and acceptance of e-commerce transactions on the Internet. As this is a new and rapidly evolving industry, the ultimate demand and market acceptance for Internet-related services is subject to a high level of uncertainty. Significant issues concerning the commercial use of the Internet and online services technologies, including security, reliability, cost, ease of use and quality of service remain unresolved and may inhibit the growth of Internet business solutions that utilize these technologies. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. In the event that the use of the Internet and other online services does not continue to grow or grows more slowly than we expect, or the Internet does not become a commercially viable marketplace, our business would likely experience a decline in usership and a corresponding decline in revenues.

The Market For Our Services Is Uncertain And Is Still Evolving.

   Internet marketing and advertising, in general, and advertising through priority placement in an Internet search engine, in particular, are at early stages of development, are evolving rapidly and are characterized by an increasing number of market entrants. Our future revenues and any future profits are substantially dependent upon the widespread acceptance and use of the Internet and other online services as an effective medium of commerce by merchants and consumers. Rapid growth in the use of, and interest in, the Internet, the web, and online services is a recent phenomenon, and may not continue on a lasting basis. In addition, customers may not adopt, and continue to use, the Internet and other online services as a medium of commerce. The demand and market acceptance for recently introduced services is generally subject to a high level of uncertainty. Most potential advertisers have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to Internet advertising. If this trend continues, the market for our existing services, which are dependent upon increased Internet advertising, may not yield the net returns we project in our business plan and therefore effect our ability to become profitable.

Our Future Success Will Depend Upon The Continued Development And Maintenance Of A Viable Internet Infrastructure.

   Our future success depends upon the continued development and maintenance of a viable Internet infrastructure to support the continued growth in Internet use. The public in general may not accept the Internet and other online services as a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. To the extent that the Internet and other online retail and business to business services continue to experience significant growth in the number of users, their frequency of use or in their bandwidth requirements, the infrastructure for the Internet and online services may be unable to support the demands placed upon them. The maintenance and improvement of this infrastructure will require timely development of products, such as high-speed modems and communications equipment, to continue to provide reliable Internet access and improved content. Changes in, or insufficient availability of, telecommunications services to support the Internet or other online services also could result in slower response times and adversely affect usage of the Internet and other online services generally and our products and services in particular.

Regulatory And Legal Uncertainties Could Harm Our Business.

      We are not currently subject to direct regulation by any government agency other than laws or regulations applicable generally to e-commerce. Due to the increasing popularity and use of the Internet and other online services, federal, state and local governments may adopt laws and regulations, or amend existing laws and regulations, with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. In 1998, the United States Congress established the Advisory Committee on Electronic Commerce which is charged with investigating, and making recommendations to Congress regarding, the taxation of sales by means of the Internet. Furthermore, the growth and development of the market for e-commerce may prompt calls for more stringent consumer protection laws and impose additional burdens on companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our services and increase our cost of doing business, or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations. Moreover, the relevant governmental authorities have not resolved the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership and personal privacy and it may take time to resolve these issues definitively. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on our business, prospects, financial condition and results of operations.

Downturns In The Economy May Affect Business Conditions In The Adult Entertainment Industry

     The adult entertainment industry is a volatile industry. The industry tends to be sensitive to economic conditions. When economic conditions are prosperous, entertainment industry revenues increase; conversely, when economic conditions are unfavorable, entertainment industry revenues decline. Any significant decline in general corporate conditions or the economy that affect consumer spending could have a material adverse effect on the Company's business and consequently, upon an investment in the Common Stock of our Company.

Liability for Internet Content.

     As a distributor of Internet content, the Company faces potential liability for negligence, copyright, patent, trademark infringement, defamation, indecency, disparagement and other claims based on the nature and content of the materials that it transmits. Such claims have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, the Company could be exposed to liability with respect to the content or unauthorized duplication or transmission of content. Although the Company will maintain general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to indemnify the Company for all liability that may be imposed. In addition, although the Company generally requires its content providers to indemnify the Company for such liability, such indemnification may be inadequate. Any imposition of liability that is not covered by insurance, is in excess of insurance coverage or is not covered by an indemnification by a content provider could have a material adverse effect on the Company's business, results of operations and financial condition. (See "Government Regulation and Legal Uncertainty.")

Liability for Information Services.

   Because content made available by third parties may be downloaded by the online services operated or facilitated by the Company and may be subsequently distributed to others, there is a potential that claims will be asserted against the Company for defamation, negligence or personal injury, or based on other theories due to the nature of such content. Such claims have been brought, and sometimes successfully asserted, against online service providers in the past. Such claims may include, among others, claims that by providing hypertext links to Internet sites operated by third parties, the Company is liable for wrongful actions by such third parties through such Internet sites. It is also possible that users could make claims against the Company for losses incurred in reliance on information provided on the Company's online services. Although the Company will carry general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to fully indemnify the Company. Any imposition of liability or legal defense expenses that are not covered by insurance or are in excess of insurance coverage could result in legal/ monetary judgments against the company which we may not have the resources to pay which would directly effect our capital resources and possibly our ability to continue operations.

Domestic and Foreign Governmental Regulation Of Adult Oriented Materials May Limit Our Audience.

  Several federal, state and foreign statutes prohibit the transmission of pornographic, indecent, obscene or offensive content over the Internet to particular groups or persons, and some private legal actions have been brought or threatened against libraries and various public facilities that offer unfiltered Internet access. If these statutes are deemed to apply to us and our activities, if new laws or regulations are adopted which are found to apply to our activities, or if caselaw establishes broad limitations on distribution, we may be limited in the types of content and advertisements we make available on our Web sites. In addition, some foreign countries, such as Singapore and China, entirely restrict access to our Web sites throughout their countries.
If other countries decide to adopt similar policies and we have significant usership in those regions, our ability to realize revenues as a result of the fall off in traffic will result in a corresponding decrease in revenues.

Workplace and Other Restrictions On Access To The Internet May Limit User Traffic On Our Web Sites.

    Many offices, businesses and educational institutions employ filtering devices and restrictive policies to prevent employee and student access to certain destinations on the Internet. Destinations which are typically prohibited are those web sites that contain mature adult oriented content, that may be deemed offensive to other persons in a public environment.
Since our revenues are dependent on user traffic to our site, an increase in these types of restrictions and software filters , or other similar policies, could harm our business, financial condition and operating results. In addition, access to our Web sites outside the United States may be restricted by governmental authorities or Internet service providers. If these restrictions become more prevalent, our growth could be hindered.

Our Articles of Incorporation Authorize Us To Issue Additional Shares Of Stock.

      We are authorized to issue up to 10,000,000 shares of common stock which may be issued by our board of directors for such consideration as they may consider sufficient without seeking stockholder approval. The issuance of additional shares of common stock in the future will reduce the proportionate ownership and voting power of current stockholders.

We Do Not Intend To Pay Future Cash Dividends.

     We currently do not anticipate paying cash dividends on our common stock at any time in the near future. We may never pay cash dividends or distributions on our common stock. Any credit agreements which we may enter into with institutional lenders may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and any other factors that the board of directors decides is relevant. (See "Dividend Policy.")

As Our Current Members Of Management Are Controlling Stockholders, Our Stockholders May Be Unable To Affect Corporate Activity Without The Support Of These Individuals.

      Timothy Schmidt and Raymond Barton collectively own a majority of our outstanding common stock and, therefore, are able to control all matters requiring approval of our stockholders. Accordingly, our other stockholders may not be able to effect corporate action after this offering without the supporting vote of one or more of these individuals.


There Is Currently No Market For Our Common Stock And Should A Market For Our Securities Develop The Price Of Our Securities May Be Volatile.

     Since this is our initial public offering there is currently no market for our Common Stock and while the company plans to list its shares on the OTC Bulletin Board there can be no assurances that the company will be successful in doing so. Even if we are successful in selling all the securities covered by this offering, the market for our securities will likely be illiquid. This means that as an investor you will likely have a difficult time selling our Common Stock at market. Furthermore because of the small amount of shares that will be outstanding at the close of this offering, the market price of our common stock may experience significant volatility. Other factors that may contribute to volatility should a market for our Common Stock develop are, our quarterly results, announcements by us or our competitors regarding acquisitions or dispositions, loss of existing clients, new procedures or technology, litigation, changes in general conditions in the economy and general market conditions could cause the market price of the common stock to fluctuate substantially. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many technology and Internet companies. Frequently, these price and volume fluctuations have been unrelated to the operating performance of the affected companies.


Future Sales Of Our Common Stock May Depress Our Stock Price.

    If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. After the closing of this offering, there will be approximately 2,196,000 shares of common stock outstanding. The 500,000 shares of common stock sold in this offering will be freely tradable, except for any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act of 1933.

     The existing Shareholders beneficially hold 1,696,000 Shares. All such Shares are "restricted" as defined in Rule 144 under the Securities Act ("Rule 144"). Since these "restricted" Shares have been owned beneficially for less than one year by existing Shareholders, they may not be sold in the market pursuant to Rule 144 with regard to sales by affiliates until at least one year have passed from the date of their purchase. (See "Description Of Capital Stock.") The Company can make no prediction as to the effect, if any, that sales of Shares, or the availability of Shares for future sale, will have on the market price of the Shares prevailing from time to time. Sales of substantial amounts of Shares in the public market, or the perception that such sales could occur, could depress prevailing market prices for the Shares. Such sales may also make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price which it deems appropriate.

Investors In This Offering Will Suffer Immediate and Substantial Dilution.

    Investors purchasing shares in this offering will suffer immediate and substantial dilution in net tangible book value per share. To the extent that options to purchase shares of common stock are exercised in the future, there will be further dilution. (See "Capitalization," "Dilution" and "Description Of Capital Stock --Common Stock Generally.")

No Persons Have Committed To Buy Any Of Our Shares; No Underwriters Have Committed to Sell Our Shares.

     No underwriter, placement agent or other person has contracted with the Company to purchase or sell all, or a portion of, the Shares offered hereby or in the future. Because there is no firm commitment for the purchase of Shares, there can be no assurance that the Company will sell any of the 500,000 shares of Common Stock offered herein. This is a self underwritten offering also known as a direct participation offering, meaning all of the shares of Common Stock offered in this offering are being sold without the use of securities brokers. In order for this offering to be successful, Raymond Barton and Timothy Schmidt, the officers and directors must be successful in selling all the shares of Common Stock, offered on behalf of the Company. Furthermore Messrs. Barton and Schmidt have not previously conducted a self-underwritten offering. (See 'Plan of Distribution" and "The Company -- Management.")

No Escrow Agreement for Subscriptions.

     The Company has not entered into any escrow agreements for the proceeds of the offering. Nor does the Company plan to enter into such an agreement. Investors funds will be made available to the company immediately upon Management's acceptance of the subscription agreement and upon effectiveness of the registration statement as filed with the Securities and Exchange Commission.

Arbitrary Offering Price.

     The common stock's price per Share in this Offering has been arbitrarily determined by the Company's board of directors and bears no relationship to the Company's assets, book value or net worth. The Company's offering price per Share is substantially in excess of the net tangible book value as a "start-up".

Penny Stock Reform Act Of 1990

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure for trades in any stock defined as a penny stock. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to exceptions. Under this rule, broker/dealers who recommend these securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction before sale. Our shares will be subject to the Penny Stock Reform Act, thus potentially decreasing the ability to easily transfer our shares.

We May Have Difficulty Establishing Certain Relationships Because We Operate In The Adult Entertainment Industry.

     Certain persons including investors, lenders, market makers, and investment bankers may refuse to do business with us because we operate in the adult entertainment industry. Their moral opposition to the nature of our business and thus may limit our ability to attract investors, credit facilities and other financial services which may impair our liquidity, stock performance and access to capital on favorable terms if at all.


                         FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. These statements relate to future events or our future business or financial performance. In some cases, you can identify forward-looking statements by terminology--for instance, may, will, should, expect, plan, anticipate, believe, estimate, predict, potential or continue, the negative of these terms, or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the risk factors section. These factors may cause our actual results to differ materially from any forward-looking statement.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.


                              CONFLICTS OF INTEREST

       THE FOLLOWING INHERENT OR POTENTIAL CONFLICTS OF INTERESTS SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS BEFORE SUBSCRIBING FOR SHARES. (SEE DISCLAIMER AT THE END OF THE FOLLOWING DISCUSSION REGARDING CERTAIN SPECIFIC TRANSACTIONS.)

FUTURE MEMBERS OF MANAGEMENT MAY NOT BE REQUIRED TO DEVOTE FULL-TIME TO THE BUSINESS ACTIVITIES OF THE COMPANY.

     Timothy Schmidt will devote full time to the activities of the Company. However, in the future it is possible certain members of management will have professional responsibilities to entities other than the Company. Those external activities may be pursued within the discretion of each individual member of management. However, as described in "Fiduciary Responsibility Of The Company's Management" below, those activities are subject to fiduciary standards even if full-time is not devoted to the Company. Moreover, we expect that any part time managers would be precluded from engaging in a competing enterprise or other venture that may conflict or compete with the company by executing a non-compete or other similar agreement.

THE COMPANY CURRENTLY SUBLEASES OFFICE SPACE FROM A COMPANY CONTROLLED BY THE COMPANY'S CHAIRMAN AND LARGEST SHAREHOLDER.

     The Company has entered into a sub-lease agreement with a company that is controlled by Raymond Barton, the Company's Chairman of the Board of directors, executive officer and the Company's largest stockholder. The agreement provides for the use of office space, office equipment, telephone, internet access and other amenities as needed. The amount of monthly rent to be paid is not to exceed $1,800 per month.

     The terms of the sub-lease are on more favorable terms than had we entered into a lease with a third party. By virtue of Mr. Barton's relationship to the Company we were able to procure a month-to month lease. Our preference at the current time is to continue in this arrangement until such time as the offering is closed and we are able to determine our needs based upon the success of the offering and our ability to execute our business plan

THE COMPANY HAS ENTERED A MARKETING AGREEMENT WITH A COMPANY CONTROLLED BY THE COMPANY'S MAJORITY SHAREHOLDER.

     The Company has entered into a marketing/consulting agreement with a company that is controlled by Raymond Barton, the Company's Chairman of the Board of directors, executive officer and the Company's largest stockholder. The agreement calls for a three month commitment and thereafter continues on a month to month basis and calls for payments of $5,000 per month. We believe that Mr. Barton's relationship with MarketShare Recovery, Inc. and us, has resulted in more favorable than a like agreement with a third party.

DIVIDENDS WOULD REDUCE FUNDS AVAILABLE FOR EXPANDING OPERATIONS.

     The amount and frequency of dividends declared and/or distributed to Shareholders is solely within the discretion of the Company. Since certain fees to management and/or related parties are, directly or indirectly, related to assets of the Company and the Company seeks to invest those funds to the maximum extent feasible, management would suffer an economic disadvantage if the Company reduced its assets through such distributions to Shareholders. Consequently, the Company does not expect to declare dividends for the foreseeable future.

NO INDEPENDENT REVIEW.

     The Attorney preparing this registration statement is being partially paid with Shares in the Company. While it is not expected to have any adverse consequence (such as undermining professional representation), Adam J. Laufer is being paid for his services through significantly reduced cash compensation and the issuance of Shares in the Company. (See "Experts.")

POSSIBLE RELATED PARTY TRANSACTIONS.

     The Company may in the future enter into transactions with affiliates. However, the Company intends to enter into any such transactions only at prices and on terms no less favorable to the Company than transactions with independent third parties. In any event, any debt instruments of the Company in the future are expected generally to prohibit the Company from entering into any such affiliate transaction on other than arm's-length terms. Moreover, it is expected that independent directors will be added to the Board and an independent transfer agent/registrar will be appointed, no later than the initial closing for this Offering, to assure proper issuance of stock to Shareholders.

              FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

    The SEC has stated that, to the extent any exculpatory or indemnification provision purports to include indemnification for liabilities arising under the Securities Act of 1933, as amended, it is the opinion of the SEC that such indemnification is contrary to public policy and, therefore, unenforceable. Shareholders who believe that the Company's management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at such time.


                                USE OF PROCEEDS

       The net proceeds to the Company from the sale of the shares of common stock (the "Shares") offered hereby (after associated organization and offering expenses approximating $37,075) are estimated to be approximately $1,462,925. The Company expects that such net proceeds will be used to finance expansion of its contemplated activities as well as for general corporate purposes.

       In the event that not all the securities herein offered are sold, the Company will concentrate its efforts primarily on expanding its internet web site. Otherwise the Company intends to be more aggressive in implementing its business plan and further develop operations, personnel and projects. Anticipated use of proceeds below does not, however, include cash flow from revenue. The Company anticipates receiving revenues from operations, but there can be no assurance that such revenues will be sufficient to generate positive cash flow before proceeds from this Offering are expended. At anticipated levels of capital expenditures (so-called "burn rates"), proceeds are expected to fund the Company's operations for 12-15 months. (See "Risk Factors.")






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                                    GROSS PROCEEDS

Percentage of
  Securities sold       25%          50%          75%           100%
                       ----         ----         ----           ----
 Total Proceeds
  (in dollars $)     375,000       750,000   1,125,000      1,500,000
                    --------      --------   ---------      ---------
OFFERING EXPENSES
Legal Fees (1)       $20,000       $20,000     $20,000        $20,000
Printing And
  Related Costs       $5,000        $5,000      $5,000         $5,000
Misc. Expenses        $5,750        $5,750      $5,750         $5,750
Accounting Fees       $5,000        $5,000      $5,000         $5,000
Filing Fees           $1,325        $1,325      $1,325         $1,325

TECHNOLOGY COSTS (HARDWARE,
SOFTWARE & PERSONNEL)
E-commerce
  Infrastructure    $150,000      $150,000     $150,000      $250,000
Customer Service
  Infrastructure     $25,000       $65,000      $95,000      $121,000
Co-Location
  and Bandwidth       $8,000       $12,000      $12,925       $39,925
Database
  Marketing           $2,500       $12,500      $20,250       $27,000
Content
  Acquisition           -            -         $200,000      $250,000

MARKETING COSTS
Public Relations     $37,500     $125,000      $125,000      $150,000
Advertising
  Media Buys         $44,925     $200,000      $241,000      $300,000
Operating
  Expenses           $32,500      $73,425      $131,250      $175,000
Working Capital      $37,500      $75,000      $112,500      $150,000
                     -------      -------      --------      --------
Gross Proceeds      $375,000     $750,000    $1,125,000    $1,500,000
                    --------     --------    ----------    ----------
Less Offering
  Expenses           $37,075      $37,075       $37,075       $37,075
                    --------      --------    ----------   ----------
Net Proceeds        $337,925     $712,925    $1,087,925     1,462,925
                  ==========     =========   ===========  ===========

(1) Although cash payment to the Company's securities counsel are capped at $20,000, Adam J. Laufer, Attorney at Law, will be reimbursed for out-of-pocket costs and will receive 54,630, 58,380, 62,130 or 65,880 Shares respectively, (3%) of the Company's aggregate outstanding shares at closing, at an attributable value of $163,890, $175,140, $186,390 or $197,640, based on the
Company's $3.00 per share offering price.

     As many as 100,000 shares also valued at $3.00 per share may be issued for services at the fair market value of services rendered. If so tendered while we would receive the benefit of these services our cash proceeds would be reduced accordingly.

     Since less than all the securities may be sold and more than one use is listed, we plan to prioritize our expenditure in the following way by paying the expenses connected to the offering and allocating the bulk of our proceeds thereafter to marketing in an effort to generate both advertiser awareness and consumer traffic in an effort to maximize revenues. If we are able to raise between 75-100% of the proceeds sought, we plan to upgrade equipment, hire new personnel and develop content to enhance the AskJade.com website. Should we raise between 25-75% of the proceeds sought in the offering our we will scale back our marketing plans and continue to build traffic through an aggressive marketing campaign. In the event that we receive substantially less proceeds than the 25% of the proceeds, we will pay any outstanding offering expenses, and continue to operate until such time as we are unable to generate enough revenues or attract new investors to support operations.

THE COMPANY RESERVES THE RIGHT TO CHANGE THE USE OF PROCEEDS DEPENDING
ON UNFORESEEN CIRCUMSTANCES AT THE TIME OF THIS OFFERING. THE INTENT IS TO IMPLEMENT THE COMPANY'S BUSINESS PLAN TO THE EXTENT POSSIBLE WITH FUNDS RAISED IN THIS OFFERING. UNFORESEEN EVENTS, TIMING, THE GENERAL STATE OF THE ECONOMY AND THE COMPANY'S ABILITY OR INABILITY TO GENERATE REVENUE COULD GREATLY ALTER THE USE OF PROCEEDS FROM THAT SHOWN ABOVE.

                                CAPITALIZATION

         The following table sets forth (i) the capitalization of the Company as of October 31, 2001 and (ii) the pro forma capitalization of the Company on the same date, reflecting (a) the sale of the 500,000 Shares offered by the Company hereby for estimated net proceeds of $3.00 per Share.(See "Use of Proceeds" and "Description of Capital Stock").

                                                                     AS ADJUSTED
                                                                     -----------

                                                          ACTUAL      Pro Forma
                                                          ------      -------
 Shareholders' equity                                      $1,696      $3,196
      Common stock, $.001 par value;
      10,000,000 Shares authorized;
      2,100,000 Shares issued and
      outstanding;

 Paid-in capital                                          97,804     1,597,804

 Deficit accumulated during the development stage        (32,173)      (32,173)
                                                        ---------     ---------

 Total Shareholders' equity and total capitalization     $67,327    $1,568,827
                                                        =========     =========

                                    DILUTION

         The following table sets forth the percentage of equity the investors in this Offering will own compared to the percentage of equity owned by the present shareholders, and the comparative amounts paid for the Shares by the investors as compared to the total consideration paid by the present shareholders of the Company. (See "Description of Capital Stock," "Risk Factors" and "Capitalization" for a more complete discussion of total number of Shares and associated rights and consequences.)

DILUTION FOR $1,500,000 OFFERING (1)
Initial public offering price per Share                           $3.00

         Net tangible book value per Share before offering        $0.04

         Increase per Share attributable to new Shareholders      $0.67

Pro forma net tangible book value per Share after offering        $0.71
                                                                  -----
Total dilution per Share to new Shareholders                      $2.29
                                                                  =====

                         SHARES PURCHASED         TOTAL CONSIDERATION
                         ----------------         -------------------

                                                                     AVERAGE PRICE
                     NUMBER       PERCENT      AMOUNT     PERCENT    PER SHARE
                     ------       -------      ------     -------    ---------
Existing Shares     1,696,000       77.23      $98,100       6.1%     $ .06

New Shares(1)         500,000       22.76   $1,500,000      93.9%     $3.00
                      -------       -----      -------      ----      =====
                    2,196,000      100.00%  $1,598,000     100.0%     $0.73
                   ==========      ======    ==========    ======     =====

(1) Assumes issuance and sale of 500,000 of the Company's Shares during this Offering Period in addition to the 1,696,000 Company Shares currently outstanding.

                                  THE COMPANY

     Jade Entertainment Group, Inc. was incorporated on July 5, 2001 and is a development stage business, we have no active business operations and no significant assets. Our activities to this point have been limited to organizational activities and the preparation of this registration statement.

OVERVIEW

     We operate AskJade.com a specialty search engine for the adult entertainment industry. Our search engine allows Internet users to enter a word, phrase or plain english query describing what they want to locate on the Internet. Our search engine then displays a selection of web sites related to that query. Advertisers can determine exactly where on the results page their web site link will appear for any given query. This is accomplished through an open, automated bidding process. Advertisers submit bids for the amount they will pay for each consumer who clicks-through to their web sites. The highest bidder receives the first listing with all other bidders listed in descending bid order.

      Our AskJade.com search listing paid click-through revenue is determined by multiplying the number of click-throughs on paid search results by the amounts bid for applicable keywords. Our services are designed to connect consumers who are most likely to purchase specific goods and services to businesses that provide those goods and services.

 INDUSTRY BACKGROUND:  THE GROWTH OF THE INTERNET

     The Internet has quickly emerged as a global medium that allows hundreds of millions of people worldwide to obtain information, communicate and conduct business electronically. In its June 1999 report, International Data Corporation, or IDC, estimates that the number of Web users worldwide will grow from approximately 142 million users in 1998 to 502 million by the end of 2003. Additionally, IDC projects the number of Web users outside the U.S. to increase from 79.4 million in 1998 to 325.4 million by 2003.

     THE GROWTH OF E-COMMERCE AND PERFORMANCE BASED ADVERTISING

     As the number of Internet users continues to expand, the value of the Internet as a commerce channel will continue to increase as more merchants move onto the Internet to market and sell an ever-increasing variety of products and services. According to IDC, worldwide commerce revenues on the Web are expected to grow from approximately $50 billion at the end of 1998 to approximately $1.3 trillion by the end of 2003. As e-commerce continues to expand, vendors are increasingly relying on extensive advertising campaigns to identify customers, build online brand awareness and increase product sales online.

THE ECONOMIC IMPORTANCE OF MEN BETWEEN THE AGES OF 18 AND 34

     Men between the ages of 18 and 34 represent a critical demographic group For online advertisers and merchants. College students, in particular, are an attractive demographic group for Internet advertisers and merchants. According to Jupiter Communications (1999), 90% of U.S. college students are currently online, representing the highest Internet penetration rate of any age group. College students are also expected to increasingly use the Internet to purchase goods and services. According to Jupiter Communications, college students will spend $2.5 billion in 2002 to purchase goods and services over the Internet.

THE ONLINE MARKET FOR ADULT ENTERTAINMENT

     According to Forrester Research (1998), Adult entertainment on the internet generates between $750 million to $1 billion in annual revenue. The Internet has helped the adult entertainment industry experience tremendous growth in usage and revenues. According to the Spring 1999 Jupiter/NFO Consumer Survey, men spend, on average, 33% of their time online viewing adult content. Adult content dominates the paid online content market, which includes subscription and pay-on-demand services, according to Datamonitor (May, 1999). Datamonitor estimates that $3.1 billion of the projected $5.4 billion of paid online content projected for 2003 will be attributable to adult content.


     A two-year study by Alexa Research (February , 2001) has revealed, Sex-related terms remain quite popular among Internet searches. "Sex" was the most popular term for which people searched.

OUR OPPORTUNITY

     We believe that while the search engine and portal markets are highly saturated, a niche exists within the specialized directory business.
Businesses that market mature content have experienced measured success in using the internet as a mode of distribution. The internet allows individuals to access adult oriented content in a private and anonymous way. Consumers seemingly have accepted and embraced this new delivery method and resultingly have led businesses in search of innovative and effective ways to drive traffic to their web sites. We distinguish the AskJade.com search engine from the "portal" search engine model - by focusing our attention on the niche directory business, we operate in the specialized market for adult oriented content. Also, unlike portals, which seek to keep consumers within their web site and have multiple graphical advertisements, our search result pages load quickly and consist of a list of 25 results per page. By eliminating extraneous content and advertising, we eliminate a portal's inherent conflict between assisting consumers to locate relevant information and attempting to keep them within the portal's web site. Like the Yellow Pages, the AskJade.com search engine is a commercial search tool for people or businesses that are actively looking for information, entertainment or for goods or services to purchase.

     Internet advertisers rely on web sites providing web directories or "search engines" as one of the means of supplying an audience for their web sites and advertising messages. These search engines enable consumers to search the Internet for a listing of web sites matching a descriptive word or phrase and offer advertisers exposure to the Internet audience. In order to attract and keep users, many of these search engines have evolved into "portals" that deliver a vast array of content and services.

     Internet User's Unmet Search Requirements.

    Portals attempt to increase the number of page views per visit and the duration of visits to their sites in order to maximize graphical advertising opportunities. Increasing the length of time a visitor spends on the portal's web site creates a conflict of interest between the consumer's desire to find what they are looking for in a quick and efficient manner, and the objectives of the portal. Additionally, the process for assigning results to user queries by traditional search engines may generate irrelevant results. Search engines that use technology based on invisible or descriptive tags are prone to post irrelevant and un-associated results because web site operators are free to tag their sites with irrelevant search terms to attract additional customer attention at low cost.

Ineffectiveness Of Traditional Internet Advertising.

     Traditional Internet advertising primarily is in the form of banner or sponsorship advertising, which is typically priced with advertisers paying for viewers. Advertising with portals is typically expensive and available only to relatively large advertisers, which limits the number of Internet advertising opportunities.

     We believe the pay-per-view model does not efficiently exploit the advertising potential and accountability of the Internet because advertisers are paying for viewers who may not be interested in their products or services. We believe that over time, advertisers will increasingly shift their online advertising expenditures toward the pay-for-performance model.

Lack Of Convergence Between Effective E-Commerce And Search Engines.

     We believe that there is increasing frustration and discontent among consumers concerning the lack of comprehensive information regarding offers of consumer products and services by existing Internet search engines. Additionally, we believe that advertisers are looking for alternatives to traditional Internet advertising. This presents a market opportunity for the AskJade.com search engine, which is designed to improve the consumer search experience and more efficiently link advertisers with their target consumers.

     Search results on the AskJade.com search engine are rank-ordered through a competitive bidding process in which each advertiser's bid represents the amount it will pay us for each consumer click-through. The advertiser with the highest bid is listed first in the search results, with the remaining advertisers appearing in descending order. Because advertisers must pay for each click-through to their web site, we believe that they select and bid only on those search words or phrases which are most relevant to their business offerings.

OUR STRATEGY

     Our objective is to be the leading internet portal for adult oriented content and to benefit from additional advertising and sponsorship opportunities, expanded e-commerce offerings and a variety of subscription services. Key elements of our strategy include the following:

INCREASE NUMBER OF ADVERTISERS

     We recruit advertisers to utilize our services primarily through direct sales efforts. We target e-commerce businesses and advertisers who we locate through online and off-line research An introduction to our service is made directly to the potential advertiser, utilizing telemarketing and e-mail, if warranted, a follow up sales call is made. Additionally, we plan to attend trade shows in which we believe potential advertisers will be exposed to our services.

INCREASE TRAFFIC

Affiliate Programs.

    We employ a broad based affiliate program which drives traffic to the AskJade.com site and also functions as an online branding program, by placing the AskJade.com logo on numerous sites around the web. Any website owner can become an affiliate simply by placing a uniquely generated computer generated tag on their website which forwards the user to the AskJade.com website. We currently have 50 affiliates in our affiliate program that have signed up through our website. These affiliates generate revenue either on a per search basis or through revenue sharing on paid click-throughs. Furthermore we plan to establish other affiliate programs to link our advertisers to consumers who may not otherwise use the AskJade.com search engine. We also plan to develop affiliate relationships with other heavily trafficked sites, browsers, community portals and Internet service providers. Central to our Internet-based marketing is an additional affiliate program that allows other web sites to place the AskJade.com search interface on their web pages in the form of small boxes or banners.

Traditional media strategies.

     We plan to utilize traditional media strategies to generate unique users for the AskJade.com search engine. To build brand awareness with consumers and drive traffic to the AskJade.com web site, we use off-line media including: public relations, telemarketing, radio and outdoor advertising in key markets. We believe off-line media has proven to be highly effective for online media companies. Our online advertising includes targeted e-mail, banners and our affiliate program. (See "Marketing and Brand Awareness.")

CREATE AN ACTIVE MARKETPLACE

     Our objective is to expand advertiser participation and increase business and consumer transactions through our AskJade.com search engine. We believe that if we build a solid foundation of active bidders and users, we will stimulate growth which should increase the efficiency of our service. A large and active base of advertisers will enable us to generate more relevant search results for consumers, which in turn should increase the number of consumers utilizing our services and clicking through on bided results.

GENERAL

     JADE ENTERTAINMENT GROUP, INC. is a provider of pay-per-position search engine services focused on the adult entertainment industry.

     The AskJade.com search engine allows Internet users to enter a word, phrase or plain English query describing what they want to locate on the Internet. Our search engine then displays a selection of web sites related to that query. Advertisers can determine exactly where on the results page their web site link will appear for any given query. This is accomplished through an open, automated bidding process. Advertisers submit bids for the amount they will pay for each consumer who clicks-through to their web sites. The highest bidder receives the first listing with all other bidders listed in descending bid order.

     Our AskJade.com search listing paid click-through revenue is determined by multiplying the number of click-throughs on paid search results by the amounts bid for applicable keywords. Our banner advertising revenue is earned under the terms of our contractual arrangements with advertisers or advertising agencies.

     Our business model is based on the sales of our pay-for-position listings, affiliate products, and banner advertising.

     Webmasters wishing to purchase pay-for-position ads, can fund their accounts in $25, $50 and $100 increments respectively. Once the account is created every time the system delivers the webmasters web site link in response to a query using the selected keywords, the new listing will come up in the results on top of the first page results and the web masters account will be debited accordingly.

     The AskJade.com search engine allows Internet users to enter a word, phrase or plain English query describing what they want to locate on the Internet. They can enter their query through the search box located at www.AskJade.com or through the search areas of any of our distribution partners. Our search engine then displays a selection of Web sites related to that query. Through our open, automated, proprietary bidding process, advertisers can determine the placement of their listing in response to any given query. This is accomplished by allowing our advertisers to submit bids for the amount they will pay for each visitor who clicks-through to their Web sites. Advertisers may increase their bids at any time, so long as their account is funded to accommodate the increase, advertisers may add additional funds to their account at any time.

     The AskJade.com search engine had approximately 207 participating advertiser accounts as of October 2001. With an open automated bidding system, advertisers can evaluate the value to their company of paying for a premium position. They can see listed on the search results page exactly what their competitors are bidding for their positions and can outbid them, if they like. The auction is automated in real time, so results are instantaneous.


Affiliate Products

    We currently offer an affiliate program which is designed to drive traffic to our website. We pay the affiliate 25% of all revenue generated by a referred click. There is no cost to become an affiliate. Affiliates sign up for the affiliate program at the AskJade.com website and are given access to an administration area where the affiliates can track their performance/ earnings. A unique identifier is created for each affiliate which enables us to track traffic and click-through activity as it is driven from the affiliates site to ours. The affiliate program allows users to initiate a search on the affiliates website and then automatically redirects them to the AskJade.com site with the relevant search results. Affiliates earn revenue when visitors originating from the affiliate website execute a search and click-through an advertisers listing from the search return results on the AskJade.com website.


A better search result.

     We believe that the pay-for-performance model delivers a better and more relevant search result to Internet consumers, because companies actively promoting and selling the desired goods and services are positioned first in the results listings.

Ease of use.

     The AskJade.com search engine focuses on delivering an easy-to-use, uncluttered interface that delivers a faster response with less confusion.
The AskJade.com site is particularly easy to navigate for the novice web user. The service is equally easy to use for advertisers, advertisers can establish an account directly online with no human intervention, or they can access a customer service representative via e-mail or a toll-free number.

Delivery of the target market.

     The AskJade.com pay-for-performance search engine enables marketers to target their message directly at the consumers who are shopping for products or services in their category. They accomplish this precise targeting of qualified prospects by paying to reach consumers who have typed in keywords or phrases that relate to their product and service offerings.

Control.

    The advertiser maintains control over their listing in the AskJade.com search results. Our clients can access their account and change or edit their company, product description or bid at any time. We believe this capability is particularly useful to advertisers when they are running promotions or are featuring certain seasonal or holiday items or services.

Reasonable start-up costs.

     Barriers to opening an account with the AskJade.com search engine are low. Any company with a web site can utilize the AskJade.com search engine. Advertisers are required to pre-fund their accounts, whether they purchase keyword banner ads, run of site advertising, or pay-for-position. Participation in the system requires a minimum bid deposit of $25. The account is then charged for each consumer who clicks through to the bidder's web site or on their respective link or banner. The minimum starting bid for a specific keyword search result is $0.01.

Efficiency and accountability.

     The AskJade.com search engine brings efficiency and accountability to the purchase of Internet advertising and addresses what we believe is the most common objection marketers have when considering any advertising expenditure - knowing what they are getting for their money. Advertisers can pick all of the keywords that are relevant to their business, bidding the most for those that are most relevant and bidding less for those that are more distantly related to their core products.

Pay for performance only.

     With the AskJade.com search engine, advertisers are confident that they are not wasting their advertising dollars because they pay only for the prospects who come to their site. We believe the pay-per-click model delivers exactly the type of accountability advertisers are seeking. In order to further identify user patterns and preferred destinations, we employ "Cookies", which are unique tags generated by computer software programs that contain information about a users behavior on the website, including the amount of time spent on a given web page, the number of searches done, the number of pages visited and the users origination and destination. Cookies can also be used to new users to the website which is useful in estimating site traffic and realization of revenues from run of site advertising.

Evaluation.

     With our open automated bidding system, advertisers can evaluate the value of paying for a premium position. The search results page shows advertisers what their competitors are bidding for their positions and allows them to make competing bids. The bidding for key words is automated in real time, so that results are instantaneous.

     We also offer advertisers the opportunity to bid on popular category keywords on our AskJade.com search engine. These popular category topics present quick access choices for consumers who have not refined their search enough to type in a keyword that defines a narrow topic.

     In addition to the pay-for-performance bidding system, we offer opportunities to advertisers to buy traditional banner ad placements. Advertisers can choose from highly targeted placements, or run-of-site banners. Keyword-specific banners and run-of-site banners appear at the top of the search result pages and at the top of the information pages.

SERVICES (CONTENT OFFERINGS)

     We generate revenue from:

            -     paid click-throughs on the AskJade.com search engine,

            -     banner advertising on the AskJade.com search results pages,

     AskJade.com search listing paid click-throughs.

     Our AskJade.com search listing paid click-through revenue is determined by multiplying the number of click-throughs on paid search results by the amounts bid for applicable keywords. Paid click-through revenue is earned based on click-through activity to the extent that the advertiser has deposited sufficient funds with us or collection is probable.

     AskJade.com banner advertising.

     Our banner advertising revenue is earned under the terms of our contractual arrangements with the advertiser or advertising agency, which generally provide for a fee for each click-through on the banner advertisement.

ADVERTISING AND SPONSORSHIP

     We target online consumers who are actively shopping for goods and services or looking for information specific to the adult entertainment industry. To build brand awareness with consumers and drive traffic to the AskJade.com web site, we plan to use off-line media including: public relations, telemarketing, radio and outdoor advertising in key markets. We believe off-line media has proven to be highly effective for online media companies.
We further intend to utilize online advertising, including targeted e-mail, banners and affiliate programs.

      - Print Advertising: We plan to run a print campaign in adult oriented magazines and publications. We believe that this form of advertising represents a highly effective medium for branding the AskJade.com search engine.

       - Online Advertising: We plan to operate an online banner campaign to promote AskJade.com.

       - Public Relations: We plan to engage the services of a public Relations firm to exploit our services.


MARKETING AND BRAND AWARENESS

      We believe businesses that become AskJade.com search engine advertisers are those who are particularly interested in taking advantage of the growth of e-commerce by driving motivated consumers to their web sites. Our program to attract advertising clients includes:

      - Direct sales: We will target companies with highly visible web-based promotional programs and advertisers who are using competitive services.

      - Business-oriented advertising: Because the barriers to opening an account with the AskJade.com search engine service are low, virtually any company with a web site can use our service. To reach this larger market, we plan to supplement our direct-sales program with an advertising campaign in business-oriented media.

      - Online promotion: Our online promotional program will include banner advertisements and preferred placement on search engines.

      - Trade Shows: We plan to participate in industry trade shows specific to the adult entertainment industry, typically held in Las Vegas to promote our services and seek to expand the products and services offered on the AskJade.com website.

      - Customer service: To eliminate any perceived barriers to doing business with us, we attempt to deliver excellent customer service. We believe that superior customer service adds an extra level of value.

      Our sales and marketing efforts will be coordinated from our offices in New York. At the completion of this offering we plan to hire full-time sales representatives. Our representatives will be compensated with salaries and performance-based bonuses.

TECHNOLOGY INFRASTRUCTURE

      We believe high traffic Internet search engines / portals require a fast, reliable and secure infrastructure that can be easily expanded to maintain acceptable response times under the stress of growth. However, most new companies operate under considerable resource constraints that usually hinder the construction of networks that are fast, reliable and secure. We believe that while we have operated under the constraints of a new company, we have managed to create an infrastructure that provides us with a platform from which to grow our business.

      We believe our current infrastructure and operating environment are suitably sized and designed to give consumers, advertisers and affiliates a positive feeling about their interaction with the AskJade.com site. The AskJade.com site is built on a two-tier structure. Driven by VERIO Virtual Private Servers and a UNIX FreeBSD Web server. Verio is owned by Nippon Telegraph (NYSE: NTT), and provides all our hosting and connectivity needs. The site is coded mostly in HTML and PERL. We will be moving our registration databases to use Listbot Servers for easier deployment and tracking of email updates on products and the website to customers. The information architecture will be based on four fundamental arenas, the search engine area, the free adult picture area, the Webmaster accounting area, and the purchase administration area. The software being used to power the AskJade.com site is a combination of industry standard commercial software. We believe that given the solid mix of industry standard equipment and software we are positioned to sustain the effects of considerable growth.

COMPETITION

    We compete with portals, pure search engines, specialty search engines and pay-for-performance search engines.

-     Portals
         - Yahoo!        - AOL         - GO             - iWon
         - Excite        - MSN         - AltaVista      - About
         - Netscape      - Lycos       - Snap

-     Pure search engines
         - Google             - Northern Light        - LookSmart
         - DirectHits         - HotBot                - WebCrawler

-     Specialty Search Engines
       - Sexy Nexus        - SexSpyder      - Pleasure Seeker    - XFinder
       - Cyber-Porn        - Nymphoseek     - SexManiac.com      - Pornlist
       - Sexxxcities.com   - ErotiQuest

-     Pay-for-performance search engines
         - GoTo                         - RocketLinks
         - Sprinks                      - Kanoodle

     Other companies may offer additional directly competing services in the future. Most providers of web directories, search engines and information services offer additional features and content that we have elected not to
offer.   We also compete with traditional off-line media such as television, radio and print for a share of advertising budgets.

     Many Web sites compete with us for visitors, subscribers, advertisers and e-commerce partners and we expect this competition to increase in the future. We believe that the primary competitive factors in our markets include brand recognition, the quality of content and products, technology, pricing, ease of use, sales and marketing efforts and user demographics. We believe that we compete favorably with respect to each of these factors.

     We currently face intense competition for users, subscribers, advertisers and sponsors from numerous types of Web sites, as well as from publishers and distributors of traditional media. Competition could result in less user traffic price reductions for the advertising inventory on our web site.

     We compete for users, subscribers, advertisers and sponsors with the following:

    - Web sites containing adult-oriented content, many of which offer all or a portion of their content on a subscription basis; and

    - domestic and international publishers and distributors of traditional media, such as television, home videos, radio and print.

     Many of our competitors and potential new competitors may have greater financial, technical, marketing and distribution resources. As a result, these competitors may be able to:

    - adopt more aggressive pricing policies;

    - undertake more extensive marketing and promotional campaigns; and

    - make more attractive offers to potential employees, e-commerce partners, advertisers and third-party content providers.

     As a result, we cannot assure you that we will be able to compete effectively against current and future competitors.


                  INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

    The Company will protect its intellectual property through a combination of license agreements, trademark, service mark, copyright, trade secret laws and other methods of restricting disclosure and transferring title. The Company currently has no patents or patents pending for its current online service and does not anticipate that patents will become a significant part of the Company's intellectual property in the foreseeable future. (See "Risk Factors -Intellectual Property.")

     Our current intellectual property rights are limited to the Copyright Protection afforded us by our publication of certain features, design elements, Logos, listings and directories as they appear on our website and their use in commerce.

     We cannot be certain that the steps we have taken to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. In addition we may be unable to detect the unauthorized use of our intellectual property or take appropriate steps to enforce our intellectual property rights. Furthermore effective trademark, copyright and trade secret protection may not be available in every country in which we operate to the extent available in the United States. Moreover, defending our intellectual property rights could also result in the expenditure of significant financial and managerial resources, which could harm our financial results.

     We may license in the future some of our proprietary rights, such as trademarked or copyrighted material, to third parties. Some of our licensees may take or omit to take actions that would adversely affect the value of our proprietary rights or reputation, and this could have a material adverse effect on our business and financial results.

     Although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert claims against us that we have misappropriated a trade secret or infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement or related claims, even if not meritorious, could be costly and time consuming to litigate, may distract management from other tasks of operating the business and may result in the loss of significant rights and the loss of our ability to operate our business.

                GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

     There are an increasing number of laws and regulations in the United States and abroad pertaining to communications and commerce on the Internet.
In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, user privacy, taxation and the quality of products and services. Moreover, the application to the Internet of existing laws governing issues such as intellectual property ownership and infringement, pornography, obscenity, libel, gaming, employment and personal privacy is uncertain and developing. Any such legislation or regulation, or the application or interpretation of existing laws, may decrease the growth in the use of the Internet in general, prevent us from delivering our content in different parts of the world and increase our costs of selling products or otherwise operating our business.

ONLINE CONTENT REGULATIONS.

     Several federal, state and foreign statutes prohibit the transmission of indecent, pornographic, obscene or offensive content over the Internet to particular groups or persons. The extent to which these laws apply to us is limited due to the fact that we do not own or display photographic/pictorial content, other than advertising banners that appear on our site. We will use discretion in determining what graphical advertisements will be allowed on our website in order to avoid legal scrutiny. Furthermore we have taken measures, principally the consent form/disclaimer at the entry page to our website to discourage and put users on notice of the adult oriented content of our website in an effort to re-direct users who may be sensitive to certain sexual depictions which may be viewed on our website. In addition some private legal actions have been brought or threatened against libraries and various public facilities that offer unfiltered Internet access. If these statutes are deemed to apply to us and our activities, if new laws or regulations are adopted which are found to apply to our activities, or if caselaw establishes broad limitations on distribution, we may be limited in the types of content and advertisements we make available on our Web sites. In such case we would be compelled to moderate the nature of the contents of the advertising we permit on the site, which may result in a decrease in traffic; if users decide that we are no longer able to serve their personal preferences with respect to the sexual nature of the content and the facility with which they will be able to locate those websites which makes that content available. In addition, some foreign countries, such as Singapore and China, entirely restrict access to our Web sites throughout their countries. If other countries decide to adopt similar policies, our business and financial results may be harmed. Furthermore, legislation regulating online content could limit the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and e-commerce medium.

PRIVACY CONCERNS.

     Web sites typically place identifying data, or cookies, on a user's hard drive without the user's knowledge or consent. Our company and many other Internet companies use cookies for a variety of different reasons, including the collection of data derived from the user's Internet activity.
Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts. Most currently available
Web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drive. Some privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. In addition, the European Union and many countries within the EU have adopted privacy directives or laws that strictly regulate the collection and use of information regarding Internet users that is identifiable to particular individuals. Privacy legislation has been proposed in the U.S. as well, and the U.S. Federal Trade Commission has taken action against Web site operators that do not comply with state privacy policies. These and other governmental efforts may limit our ability to target advertising or collect and use information regarding the use of our Web sites. Fears relating to a lack of privacy could also result in a reduction in the number of our users and subscribers which could harm our business and financial results.

INTERNET TAXATION.

     A number of legislative proposals have been made at the federal, state and local levels, and by various foreign governments, that would impose additional taxes on the sale of goods and services over the Internet, and some states have taken measures to tax Internet-related activities. Although Congress placed a three-year moratorium in 1998 on new state and local taxes on Internet access or e-commerce, existing state and local laws were expressly excepted from this moratorium. It is possible this moratorium may not be renewed. As a result, some federal and/or state taxes may be imposed on Internet commerce. Legislation in this area, or other attempts at regulating commerce over the Internet both in the United States and abroad may impede the growth of our product sales and adversely affect our business.

DOMAIN NAMES.

     We currently have the right to use the name AskJade.com. The acquisition and maintenance of domain names, or Internet addresses, generally are regulated by governmental agencies and their designees. We cannot assure you that third parties will not be able to acquire domain names that are similar to, infringe upon or otherwise decrease the value of our proprietary rights. In addition, changes in the system for registering domain names may result in the loss of or change in our domain names and a reduction in brand awareness among our users.

                                  EMPLOYEES

     As of October 31, 2001, the Company had one full-time employee and one part-time employee. Market Share Recovery, Inc. an affiliate of one of our executive officers, currently supplies us with certain services, including office space and additional staff support. It is anticipated that at the completion of this offering the company will hire additional personnel as needed to meet additional administrative, managerial and technical demands. It is not expected that future employees will be represented by employee union(s).

                                  PROPERTY

     The Company has entered into a sub-lease agreement with a company that is controlled by the Company's majority stockholder, Chairman of the Board and Executive Officer, Raymond Barton. The lease holder is MarketShare

Recovery, Inc. a New York Corporation, whose office is located at 200 Broadhollow Road, Suite 207 in Melville, New York. MarketShare Recovery, Inc. has further procured additional space pursuant to rights in its existing lease in order to meet the needs of our Company. The current agreement provides for the use of office space, office equipment, telephone, internet access and other amenities as needed. Pursuant to the sub-lease agreement the amount of monthly rent to be paid is capped and not to exceed $1,800 per month, while the level of usage in both physical space and access to office equipment may continue to grow as needed.

     The current arrangement is preferential to us because it is a month to month lease, we anticipate entering into a lease under our own name at the close of our offering, should the offering be successful.

                                MANAGEMENT

    By way of summary, the following table reflects the name, age and position of the Company's executive officer and director. See the biographical information which follows:

NAME                AGE                  POSITION
----                ---                   --------
Timothy Schmidt*     32                  President, Chief Executive Officer,
                                         Secretary, Treasurer and Member
                                         of the Board of Directors

Raymond Barton*      31                  Chief Operating Officer, Chief
                                         Technology Officer and Chairman  of
                                         of the Board Directors
(*) Denotes Executive Officer

     Timothy Schmidt has served the company as its President and CEO since our inception. Mr. Schmidt is also the acting secretary, treasurer and a member of the board of directors. Mr. Schmidt is charged with managing the day to day operations of the Company. Prior to that Mr. Schmidt served as Chief Operating Officer for thinkersgroup.com, a wireless a developer of wireless software Applications where he where he managed company operations, administration and human resources. Mr. Schmidt is a principal at Market Share Recovery, Inc. an Internet Direct Marketing firm, which specializes in acquisition and resale of user demographic data, and targeted e-mail marketing where, Mr. Schmidt's duties included overseeing operations, accounting, human resources, and administration.

     Raymond Barton serves as Chairman of the Board of Directors, Chief Operating Officer and Chief Technology officer. Mr. Barton is a principal employee and an executive officer of the Company. Mr. Barton's responsibilities include; directing sales and marketing efforts and the implementation and maintenance of our technology. Prior to joining the Company Mr. Barton was a stock broker at Meyers Pollock Robbins, and at Continental Broker Dealers where he served as a retail broker. Mr. Barton also served as, Business Development Manager with PcQuote, Inc. and was in charge of developing business contacts and negotiating joint ventures. Prior to that Mr. Barton served and Executive Vice President of Financialweb.com, where his responsibilities included managing the production of online content. Mr. Barton served as the CEO/President of Thinkersgroup, Inc. a mobile wireless software developer, where he developed the Company's business plan, assembled a management team and oversaw day to day operations.


                         -----------------------------

         IT IS EXPECTED THAT ADDITIONAL PERSONNEL WILL BE EMPLOYED TO ASSIST IN OPERATIONS AND FINANCIAL MANAGEMENT. THE COMPANY HAS ALSO IDENTIFIED SEVERAL PEOPLE THAT ARE CANDIDATES FOR KEY POSITIONS WITHIN THE ORGANIZATION. THE COMPANY HAS DISCUSSED OPPORTUNITIES WITH SOME OF THESE PEOPLE AND INTENDS TO ACTIVELY RECRUIT THEM UPON FUNDING. MANAGEMENT RECOGNIZES THAT THEIR EXPERTISE AND EXPERIENCE IS ESSENTIAL TO SUCCESS OF ITS BUSINESS PLAN. THE COMPANY INTENDS TO ALSO CONTINUE TO EXPAND ITS ADVISORY GROUP IN THE AREAS OF BUSINESS AND FINANCE.


                           EXECUTIVE REMUNERATION

         The Company was formed on July 5, 2001 and therefore paid no compensation prior to that time. Although there are no employment agreements in place.

      The following table sets forth certain information regarding compensation paid to our Chief Executive Officer, Chairman of the Board and our President and Chief Technology Officer.

                                              SUMMARY COMPENSATION TABLE

                                                                      LONG TERM
                                             ANNUAL COMPENSATION    COMPENSATION
                                             -------------------    ------------
    NAME AND         FISCAL YEAR ENDED                                ALL OTHER
PRINCIPAL POSITION    DECEMBER 31,     SALARY    BONUS   OPTIONS (#)  COMPENSATION
-----------------    ---------------   ------    -----   -----------   -----------
Timothy Schmidt*             2001       $30,000   $0       0              0
President and Chief
Executive Officer

Raymond Barton               2001         $0      $0       0              0
Chief Technology
Officer, Chief Operating
Officer and Chairman of
the Board

---------------
* Mr. Schmidt currently draws a salary for his role with the company, his annual salary of $60,000 has been prorated and he has been drawing a salary since the company's formation on July 5, 2001.

     Mr. Barton has not drawn any compensation from the company and will not draw a salary until we have the financial resources to do so.

     As the Company's operations develop, it is anticipated that additional personnel may be hired. It is generally anticipated that any such future individuals will devote full time to the Company.


                                  EMPLOYEES

     As of November 15, 2001, the Company had one full-time employee and one part-time employee. It is anticipated that at the completion of this offering the company will hire additional personnel as needed to meet additional administrative, managerial and technical demands. It is not expected that future employees will be represented by employee union(s).


                                 LITIGATION

    There has not been any material civil, administrative or criminal proceedings concluded, pending or on appeal against the Company or its affiliates and principals.

         SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table summarizes the beneficial ownership of the company's shares by the company's executive officers, directors, and 10% or greater shareholders immediately prior to and after this Offering.

                                        PRIOR TO              AFTER
                                      THE OFFERING         THE OFFERING
                                     -----------------     ---------------
TITLE OF
CLASS      NAME OF BENEFICIAL OWNER:    NUMBER        %       NUMBER       %
-------    -------------------------   ----------   ------   --------    -----
  Common   Raymond Barton             1,000,000     58.9%    1,000,000    45.4%
           200 Broadhollow Rd.
           Suite 207.
           Melville, NY

  Common   Timothy Schmidt              500,000     29.4%      500,000    22.7%
           200 Broadhollow Rd.
           Suite 207.
           Melville, NY

  Common   ALL DIRECTORS,
           OFFICERS AS A GROUP        1,500,000     88.3.%    1,500,000   68.1%

Assumes issuance and sale of 500,000 Shares of the Company's during this Offering Period, in addition to the 1,696,000 Shares outstanding as of October 31, 2001.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES
     The Company was incorporated on July 5, 2001 in New York as a "c" corporation for the purpose of creating, launching and developing an online specialized search directory.


    To date the Company has received $467 for advertising contracts. As of October 31,2001 the Company has earned $346.81 in click through revenue and has recorded $120.19 as deferred revenue. Click-through revenue or earned revenue is calculated by multiplying the number of click-throughs of an advertisers advertisement/link by the respective bid price for that advertisement. Deferred revenue represents, advertising sold but not yet earned. Our initial selling efforts have resulted in 207 advertiser accounts, advertisers fund their accounts in denominations of $25, $50 or $100 and can increase account balances and pay-for-position bids at any time. Advertiser accounts are non-refundable, in the event of early termination of an advertiser account the unearned balance in the advertisers account will be forfeited to the Company. Of the current 207 advertiser funded accounts we estimate that we realized revenues as a result of activity on 96 of our advertisers ad placements. We do not enter into long term contracts and due to the young age of our company and our uncertainty as to the amount of traffic to our website and the frequency of searches for specific terms, we may be unable to predict the rate at which click-throughs will occur thus creating uncertainty in our revenue stream.


     To date the Company has raised $98,000 in "angel" investments to fund initial operations and costs associated with this offering. The Company intends to raise up to $1,500,000 in the initial public offering ("IPO")and utilize these funds to finance operations and execute its business plan.

     If we are not successful in raising the maximum proceeds from this offering we believe that the net proceeds from recent private placements of our securities, together with anticipated revenues from operations and proceeds of $50,000 from this offering will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months. (See Risk Factor: We Cannot Predict Our Future Capital Needs And We May Not Be Able To Secure Additional Financing.)

    The Company expects to fund development expenditures and incur losses until it is able to generate sufficient income and cash flows to meet such expenditures and other requirements. The Company does not currently have adequate cash reserves to continue to cover such anticipated expenditures and cash requirements. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. In this regard, see the Independent Certified Public Accountants' Report appearing elsewhere herein which cites substantial doubt about the Company's ability to continue as a going concern.


           MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

    The following discussion and analysis should be read in conjunction with our financial statements and the notes associated with them contained elsewhere in this prospectus. This discussion should not be construed to imply that the results discussed in this prospectus will necessarily continue into the future or that any conclusion reached in this prospectus will necessarily be indicative of actual operating results in the future. The discussion represents only the best present assessment of management.

Plan of Operations

     We were only recently incorporated on July 5, 2001. We have not commenced planned principal operations and we are considered a development stage enterprise. To date our activities have been limited to organizational matters, including; the development of a business plan, raising capital, the preparation and filing of the registration statement of which this prospectus is a part and launching the AskJade.com website.

    Our management's plan of operation for the next twelve months is first to raise funds from this offering. If the offering is successful, we intend to use the proceeds primarily to market our services to consumers and advertisers, we plan to engage in a multi-tiered marketing campaign, utilizing online marketing tools, traditional media and industry trade shows, to create awareness of our services both to advertisers and consumers.

     We also intend to purchase computer and office equipment, and provide operating capital during the start up period of operations. Also during this time, we expect to hire several employees in the areas of web designing, Windows NT network administration and a computer programmer proficient in Microsoft's VisualBasic, ASP and SiteServer Commerce technologies.

     Since this is a best efforts offering with no minimum there is no assurance that this offering will be successful and that we will receive any net proceeds therefrom, we have not entered into any contractual commitments, that do not allow us to terminate at will, and will not do so unless and until the offering is completed. Therefore there is absolutely no assurance that we will be able, with the proceeds of this offering, to successfully commence proposed business operations. At this time, no assurances can be given with respect to the timing of commencement of operations or the length of time after commencement that it will be necessary to fund operations from proceeds of this offering.

     In the event that we are not successful in raising the maximum proceeds sought in this offering, we believe that with net proceeds of $50,000 from the offering, together with proceeds from our recent private placement and nominal revenues from the website we will be able to operate a more moderate business plan for the next twelve months. However, there is no assurance of this. Furthermore, in the event that we are able to raise only nominal proceeds from this offering and we are unable to attract additional capital through private investment and/or we are unable to use our securities as currency to procure certain services or purchase advertising which will enable us to grow our revenues; we will continue to operate the business in its current form while exhausting all efforts in procuring additional funding. If we are unsuccessful, investors will have lost their money and we will not attempt to pursue further efforts with respect to such business, and it is unlikely we would have the financial ability to do so in any event. In such case, management will call a shareholders meeting to decide whether to liquidate the company or what direction we will pursue, if any. However, we presently have no plans, commitments or arrangements with respect to any other potential business venture and there is no assurance we could become involved with any other business venture, especially any business venture requiring significant capital.

               ABSENCE OF PUBLIC MARKET AND DIVIDEND POLICY

     There is no public trading market for the Shares.

     The Company intends to retain future earnings for use in its business and does not anticipate paying any dividends on Shares in the foreseeable future. While not currently so restricted, the Company may be prohibited from paying dividends on the Shares in the future under credit or other financing agreement(s) unless certain amounts are available and certain other conditions are satisfied. (See "Description of Capital Stock-- Dividend Rights.")


                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 10,000,000 shares of $.001 par value common stock, the only class of stock outstanding at this
time (the "Shares").   Shareholders are entitled to one vote per Share on all
matters to be voted upon by Shareholders and, upon issuance in consideration of full payment, are non-assessable. In the event of liquidation, dissolution or winding up of the Company, the Shareholders are entitled to share ratably in all assets remaining after payment of liabilities. Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, the holders of more than 50% of the Shares could elect all the directors of the Company. (See "Risk Factors -- Control By The Principal Shareholder.") There are no redemption or sinking fund provisions or preemptive rights with respect to the Shares, and Shareholders have no right to require the Company to redeem or purchase Shares.

                                 DIVIDEND RIGHTS

     Each Share is entitled to dividends if, as and when dividends are declared by the Company's Board of Directors. It is not the current expectation of the Company to pay dividends.


                                  TRANSFER AGENT

         The Company has hired Stock Trans to act as its transfer agent and registrar. Stock Trans is located at 44 West Lancaster Avenue in Ardamore Pennsylvania.

                              PLAN OF DISTRIBUTION

General

     The following discussion addresses the material terms of the plan of distribution.

     We are offering up to 500,000 shares of our common stock at a price of $3.00 per share to be sold by our executive officers and directors. Any officer or director involved with the distribution of the stock will act in reliance on and in compliance with Rule 3a4-1. There is no minimum amount of securities that must be sold. The shares will be sold through our executive officers and directors, so no compensation will be paid with respect to those sales, except for reimbursement of expenses actually incurred on our behalf in connection with such activities.

 Since this offering is conducted as a direct participation offering, there can be no assurance that any of the shares will be sold. If we fail to sell all the shares we are trying to sell, our ability to implement our business plan will be materially effected, and you may lose all or substantially all of your investment. A subscription agreement, the form of which is attached to this prospectus, will be required to be submitted by all purchasers of the shares.

     There is currently no market for any of our shares and no assurances are given that a public market for such securities will develop after the closing of this offering or be sustained if developed. While we plan following the closing of this offering to take affirmative steps to request or encourage one or more broker/dealers to act as a market maker for our securities, no such efforts have yet been undertaken and no assurances are given that any such efforts will prove successful. As such, investors may not be able to readily dispose of any shares purchased hereby.

     The offering shall be conducted by our Officers and Directors. Although these persons are associated persons of us as that term is defined in Rule 3a4-1 under the Exchange Act, they are not deemed not to be brokers for the following reasons:

     * None of the Officers or Directors are subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

     * None of the Officers or Directors will be compensated for their participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

     * None of the Officers or Directors is an associated person of a broker or dealers at the time of his participation in the sale of our securities.

     * The Company's Officers and Directors will restrict their participation to the following activities:

       A. Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by him of a potential purchaser;

       B. Responding to inquiries of potential purchasers in a communication initiated by the potential purchasers, provided however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

       C. Performing ministerial and clerical work involved in effecting any transaction.

     As of the date of this prospectus, no broker has been retained by us for the sale of securities being offered. In the event a broker who may be deemed an underwriter is retained by us, an amendment to our registration statement will be filed.

     This offering of shares will terminate on the earlier of the date all of the shares offered are subscribed for or 90 days from the date of this prospectus. Please note that we may extend this date for up to an additional 90 days. Our officers, directors and stockholders and their affiliates may purchase shares in this offering.

No Escrow Of Proceeds

     There is no escrow of any of the proceeds of this offering.
Accordingly, we will have use of such funds once we accept a subscription and funds have cleared. Such funds shall be non-refundable to subscribers except as may be required by applicable law.

Shares Issued For Services

     As many as 100,000 shares may be issued for services. Any shares that are issued for services will be valued at $3.00 per share, which is the amount we could have received if we sold the shares instead of issuing it for services.

     We do not currently have any agreements with others to issue shares for services. However, we do anticipate that in the future, we may issue shares for web site development, sales and marketing, Internet access and other services. When we issue shares for services, the value of the services must be a fair market value. The fair market value of the service provided will be determined by our president and will be based upon a reasonable evaluation of market rates and values for specific services.

Penny Stock Reform Act Of 1990

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure for trades in any stock defined as a penny stock. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to exceptions. Under this rule, broker/dealers who recommend these securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction before sale. Our shares will probably be subject to the Penny Stock Reform Act, thus potentially decreasing the ability to easily transfer our shares.


                                 LEGAL MATTERS

     The validity of Shares being offered by this Prospectus will be passed upon for the Company by Adam J. Laufer, Attorney At Law. Mr. Laufer will receive reduced cash compensation in exchange for three (3%) of the total shares of Common Stock outstanding at the close of this offering.

                              LEGAL PROCEEDINGS

     The Company is not currently involved in any material legal proceedings.

                                    EXPERTS

  The financial statements included in this Prospectus and in the Registration Statement have been audited by Perez-Abreu, Aguerrebere, Sueiro LLC, independent certified public accountants, to the extent and for the period set forth in their report, which contains an emphasis paragraph regarding the Company's ability to continue as a going concern, appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

      The counsel named in this prospectus as having given an opinion on the validity of the shares being registered and upon other legal matters concerning the registration or offering of the securities has received discounted cash compensation and will receive 3% of the outstanding shares in the Company at the close of the offering.


                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form SB-1 with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in such Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. Reference is made to such Registration Statement, including the amendment(s) and exhibits thereto, for further information with respect to the Company and such securities. The Registration Statement can be inspected and copied at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's following regional offices: at Seven World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison, Suite 1400, Chicago, Illinois 60601. Copies of the Registration Statement can be obtained from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement.

     For further information with respect to the Company and the shares of common stock offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the SEC, at the addresses set forth above. Moreover, the Company has filed such materials electronically with the SEC; accordingly, such materials can be accessed through the SEC's web site that contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov).

                              FINANCIAL STATEMENTS




                         Jade Entertainment Group, Inc.
                          (A Development Stage Company)



                              Financial Statements

                                October 31, 2001


















                                  F-1

                         JADE ENTERTAINMENT GROUP, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                    Contents


                                                               Page
                                                               ----
AUDITOR'S REPORT. . . . . . . . . . . . . . . . . . . . . . . . F-3

FINANCIAL STATEMENTS

    Balance Sheet. . . . . . . . . . . . . . . . . . . . . . . .F-5

    Statement of Operations. . . . . . . . . . . . . . . . . . .F-6

    Statement of Stockholder' Equity. . . . . . . . . . . . . . F-7

    Statement of Cash flows. . . . . . . . . . . . . . . . . . .F-8

    Notes to Financial Statements. . . . . . . . . . . . . . . .F-9

Consent of Perez-Abreu, Aguerrebere, Sueiro LLC
to use its Report on Audited Financial Statements. . . . . . . .F-13













               [The Balance of This Page Is Intentionally Left Blank]














                                    F-2

                    Perez-Abreu, Aguerrebere, Sueiro LLC
                      Certified Public Accountants



                      INDEPENDENT AUDITOR'S REPORT



Board of Directors and Stockholders
Jade Entertainment Group, Inc.
(A Development Stage Company)


     We have audited the accompanying balance sheet of Jade Entertainment Group, Inc. (a development stage company) as of October 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the period from inception (July 5, 2001) through October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jade Entertainment Group, Inc. (a development stage company) as of October 31, 2001, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in NOTE 2A to the financial statements, the Company is in the development stage as of October 31, 2001 and its ability to continue in the normal course of business is dependent upon its ability to raise capital and the successful completion of the Company's development program and, ultimately, the attainment of profitable operations. Management's plans in regard to these matters are also described in NOTE 2A.

    The Company's ability to achieve the foregoing elements of its business plan, which may be necessary to permit the realization of assets and satisfaction of liabilities in the ordinary course of business, is uncertain.

            220 Miracle Mile, Suite 203 Coral Gables, Florida 33134
                      Tel: (305) 567-0150  Fax: (305) 476-1551

                                  F-3

Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Perez-Abreu, Aguerrebere, Sueiro LLC

Certified Public Accountants
Coral Gables, Florida
November 28, 2001









































              220 Miracle Mile, Suite 203 Coral Gables, Florida 33134
                      Tel: (305) 567-0150  Fax: (305) 476-1551

                                     F-4

JADE ENTERTAINMENT GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
OCTOBER 31, 2001



ASSETS

CURRENT ASSETS

 Cash 					                 $ 67,447
                                                      -------
TOTAL CURRENT ASSETS                                   67,447
                                                      -------
	TOTAL ASSETS			                 $ 67,447
                                                     ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

  Deferred revenue                                   $    120
                                                     --------
 TOTAL CURRENT LIABILITIES                                120
                                                     --------
TOTAL LIABILITIES				                 $    120
                                                     --------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
 Common stock, $.001 par value, 10,000,000
  shares authorized, 1,696,000 shares issued
  and outstanding	                                      1,696
 Capital in excess of par value                        97,804
 Deficit accumulated in the development stage         (32,173)
                                                     ---------
TOTAL STOCKHOLDERS' EQUITY                             67,327
                                                     ---------
	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $ 67,447
                                                     =========

















The accompanying notes are an integral part of these financial statements.

                                  F-5

JADE ENTERTAINMENT GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE PERIOD JULY 5, 2001 (INCEPTION) THROUGH OCTOBER 31, 2001



Sales	                                                    $  347
Cost of Sales                                                450
                                                         --------
	Gross Loss                                            (103)


General and administrative expenses	                     (32,070)
                                                         --------
	Net loss                                         $ (32,173)
                                                        =========

Basic and diluted net loss per share                      $ (.02)
                                                        =========
Weighted shares used in the computation of basic and
  diluted net loss per share                            1,598,891
                                                        =========





























The accompanying notes are an integral part of these financial statements.

                                    F-6

JADE ENTERTAINMENT GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD JULY 5, 2001 (INCEPTION) THROUGH OCTOBER 31, 2001


                                             ADDITIONAL
	                            COMMON     PAID-IN     ACCUMULATED
                                  STOCK      CAPITAL     DEFICIT        TOTAL
                                  ------     ----------  ------------   -------

BALANCES -
JULY 5, 2001 (INCEPTION)        $  -        $  -        $   -         $   -

CAPITAL CONTRIBUTIONS             1,696       97,804         -           99,500

NET LOSS                            -           -          (32,173)     (32,173)
                                 -------     ----------  ------------   --------
BALANCES - OCTOBER 31, 2001     $ 1,696      $ 97,804    $ (32,173)    $ 67,327
                                ========     ==========  =============  ========
































The accompanying notes are an integral part of these financial statements.

                                       F-7

JADE ENTERTAINMENT GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE PERIOD JULY 5, 2001 (INCEPTION) THROUGH OCTOBER 31, 2001


CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                      $ (32,173)
                                                              ----------
Reconciliation of net loss to net cash used
  in preoperating activities:
  Services received in exchange for stock                         1,400
Changes in operating assets and liabilities:
  Deferred Revenue                                                  120
                                                              ----------

      TOTAL ADJUSTMENTS                                           1,520
                                                              ----------

  NET CASH USED IN PREOPERATING PERIOD ACTIVITIES	          (30,653)
                                                              ----------
CASH FLOWS FROM FINANCING ACTIVITIES
	Proceeds from issuance of common stock                     98,100
                                                              ----------
	NET CASH PROVIDED BY FINANCING ACTIVITIES	                 98,100
                                                              ----------
NET INCREASE IN CASH                                             67,447

CASH, BEGINNING OF PERIOD                                           -
                                                              ----------
CASH, END OF PERIOD                                            $ 67,447
                                                              ==========

SUPPLEMENTAL SCHEDULE OF NON-CASH
 INVESTING AND FINANCING ACTIVITIES:

1,500,000 shares issued to founders in exchange
  for services rendered                                         $ 1,400
                                                              ==========
















The accompanying notes are an integral part of these financial statements.

                                   F-8

JADE ENTERTAINMENT GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2001
--------------------------------

NOTE 1 -	NATURE OF OPERATIONS

Jade Entertainment Group, Inc. (A Development Stage Company) (the "Company") was incorporated in the State of New York, U.S.A. on July 5, 2001. The Company plans to launch an Internet search engine to assist and attract the people requesting information on finding specific adult content on the Internet. The Company plans to use the website to earn income from companies who are prepared to pay to have Web advertising in the form of positions on the search engine or banners on the website selling their products or services. The Company plans to solicit advertisers that are targeting sales of their products and services to people using the Company's website. The Company's website address is www.askjade.com.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

	A)	Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. The Company is devoting substantially all of its current efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

Since formation, the Company's operations have been devoted primarily to:

* Raising capital
* Developing its product
* Obtaining financing
* Developing its marketing plan
* Developing its accounting system


These statements are presented on the basis that the Company will continue as a going concern. This contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. As shown in the accompanying financial statements, the Company has incurred net losses since its inception and minimal revenues.

                                  F-9

JADE ENTERTAINMENT GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2001
-------------------------------

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company's plan to fund its future operations and activities is based upon obtaining additional equity financing in order for the Company to implement its business plan and generate sufficient revenues to maintain profitable operations. There can be no assurance that the Company's plan will be adequately implemented even if sufficient funds are obtained. Further, any additional equity financing if obtained may be dilutive to existing stockholders.

     If the Company is unable to obtain sufficient additional equity financing, the Company is expected to operate under a more moderate business plan in order to reduce operating costs while trying to slowly increase revenues and working capital.

These factors, as well as the Company's ability to obtain adequate stockholder capital contributions, future equity funding and achieve and maintain profitable operations, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

B) Revenue Recognition

The Company generates revenue from fees charged to clients for predetermined click-through rates charged to its clients and banner advertisement on the AskJade.com search engine.

Revenue from click-through rates is recognized as it's generated in accordance with the terms of its agreement. Additionally, revenue from banner advertisements is recognized in accordance with the terms of the advertising agreement and when services are provided.

	    C)	Deferred Revenue

     Deferred revenue represents advance deposits received from the Company's clients for future click-throughs for search listing advertisements on the askjade.com search engine. Revenue is recognized as click-throughs are made to a client's website.


           D)     Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax liabilities and assets of a change in tax rates is recognized in income in the period that includes the enactment date.

If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Since it is a development stage company, a 100% valuation allowance has been recognized for the period presented.

	       E)	Net Loss Per Share

Earnings per share is determined in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". This statement establishes standards for computing and presenting earnings per share ("EPS"). It replaces the presentation of primary EPS with a presentation of basic EPS.

The net loss per share is computed by dividing the net loss for the period



                                   F-10

JADE ENTERTAINMENT GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2001
-------------------------------

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

            D)	Net Loss Per Share (Continued)

by the weighted average number of shares outstanding (as adjusted retroactively for the dilutive effect of common stock options) for the period plus the dilutive effect of outstanding common stock options and warrants considered to be common stock equivalents. Stock options and other common stock equivalents are excluded from the calculations as their effect would be anti-dilutive. Common stock issued for nominal consideration is deemed outstanding for all historical periods.

             F)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made in preparation of the financial statements.

NOTE 3 -	INCOME TAXES

The Company has a net loss of $32,173 for the period ended October 31, 2001. The resulting deferred tax asset of approximately $5,000 at October 31, 2001 has been offset by a valuation allowance equal to the deferred tax asset, as the realization of such deferred tax asset is uncertain.


NOTE 4 -  COMMITMENTS AND CONTINGENCIES

A) Marketing Agreement

The Company has entered into a marketing agreement with a company that is controlled by the Company's majority stockholder. The agreement is on a month to month basis and calls for payments of $5,000 per month.

B) Sub-lease Agreement

The Company has entered into a sub-lease agreement with a company that is controlled by the Company's majority stockholder. The agreement provides for the use of office space, office equipment, telephone, internet access and other amenities as needed. The amount of monthly rent to be paid is not to exceed $1,800 per month and the agreement is month to month. The Company paid approximately $1,800 during the period ended October 31, 2001 relating to this agreement.

                                  62

JADE ENTERTAINMENT GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2001
-------------------------------

NOTE 4 -	COMMITMENTS AND CONTINGENCIES (CONTINUED)
C) Direct Public Offering Agreement

The Company has engaged an attorney to assist with the filing of the Company's registration statement with the Securities and Exchange
Commission. The agreement calls for fees to be paid in cash and common shares of the Company.

D) Other Contingencies

The Company's business model may be affected by other entities' business models and certain patents on those business models that may affect the operations of the Company. At this time, the Company is unable to determine whether or not other entities' business models and related patents will or will not affect the Company's operations and the implementation of its business plan.

As indicated in Note 1, the operations of the Company are expected to be concentrated in the facilitation of electronic identification and distribution of adult content. There may be laws or regulations in the United States or other countries that may affect the operations of the Company.

NOTE 5 -	STOCKHOLDERS' EQUITY

At the time of inception, the Company issued a total of 1,500,000 shares to its two founders. The shares were issued at par value and were purchased for $100 in cash and $1,400 in services contributed at inception.

                 INDEPENDENT AUDITOR'S CONSENT


We consent to the use in this Registration Statement of Jade
Entertainment Group, Inc. on Form SB-1--- of our report dated November 28, 2001, appearing in the Prospectus, which is part of this Registration Statement, and of our report dated November 28, 2001 relating to the financial statement schedules appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

Perez-Abreu, Aguerrebere, Sueiro LLC

Certified Public Accountants
Coral Gables, Florida
March 4, 2002




































                                  F-13

                            SUBSCRIPTION AGREEMENT

                                      FOR

                          JADE ENTERTAINMENT GROUP, INC.
If you are interested in purchasing shares ("Shares") of the common stock (the "Common Stock") of Jade Entertainment Group, Inc. (the "Company"),
 you must:
	a) complete this Subscription Agreement (the "Agreement");
b) provide a check or money order (unless a wire transfer is being sent) made payable to: Jade Entertainment Group, Inc.
c) deliver both the Agreement and payment to:

               Stock Trans, Inc.
Address:       44 West Lancaster Avenue
               Ardmore, PA. 19003

Attention:     Jade Entertainment Group, Inc.

The Company may accept or reject any subscription you tender, in whole or in part. This means that the Company may allocate to you a smaller number of Shares than you subscribed to purchase. If accepted by the Company, then this Agreement will constitute a subscription for shares of the Company's Common Stock ($.001 par value per share).

The minimum subscription is $3.00 for _____ shares. You should pay by check, money order or wire transfer payable to "Jade Entertainment Group, Inc." If the Company rejects your subscription in whole, the Company will return this Agreement and your payment.

If the Company accepts your subscription in whole or in part, a copy of this Agreement will be returned to you as your receipt. This will confirm your subscription and indicate how much of your subscription the Company has accepted.

When the Company receives the funds and the funds are cleared by the designated financial institution where they are deposited, stock certificates will be issued within 7 days. After that, you will be mailed stock certificates no more than 14 days after the Company mailed written confirmation of the subscription to you. If the Company accepts only part of your subscription, the Company will return the unused portion of your payment to you with interest, if any.

You irrevocably submit this Agreement for the purchase of________ Shares at $3.00 per Share. With this Agreement, you also submit payment in the amount of $________ ($ per Share) for the Shares subscribed.

In connection with this investment, you represent to the Company that:

a.	Before submitting payment for the Shares, you received the Company's
Disclosure Document dated ____________, 20__.

b.	You are a resident of _____________, _______________.
	(State)	(Country)

(If the Offering has not been qualified or registered in that jurisdiction or is not the registration requirements in that jurisdiction, your subscription will not be accepted.)

c.	The Social Security number or taxpayer identification number that you included in this Agreement is your true, correct and complete identification number.

d.	You are not subject to backup withholding of interest or dividends by the Internal Revenue Service.


The Shares should be registered as follows:

Name: ____________________________________________
As (check one):
____	Individual				____	Tenants-in-Common
____	Partnership				____	Joint Tenants
____	Corporation				____	Trust
____	Minor with adult custodian 	____    Other
	Under the Uniform Gift
	 to Minors Act


Individual(s) Registration:

______________________________		________________________________
Investor No.1 (print name above)		Investor No. 2 (print name above)

______________________________		________________________________
Street (residence address)			Street (residence address)

______________________________		________________________________
City	State	Zip		City		      State		Zip

______________________________		________________________________
Home Phone				            Home Phone

_________________________________		___________________________________
Social Security Number			      Social Security Number

_________________________________		___________________________________
Date of Birth				      Date of Birth

_________________________________		___________________________________
Signature						Signature

______________________________		________________________________
Date							Date


                               [CONTINUED]

Entity (Not Individual) Registration:

On behalf of the entity named below, you represent that you have full power
and authority to execute this Agreement.   You also represent that investment
in the Company is not prohibited by any of the governing documents of the entity.


________________________________
Name of Entity

By: _____________________________		_________________________________
    Signature of trustee, partner or	Date
    authorized officer

Title: ___________________________

________________________________	_________________________________
Street Address				Taxpayer ID Number

________________________________	__________________________________
City	State	Zip		            Telephone



ACCEPTED BY ________________________________FOR_________________SHARES
	      Jade Entertainment Group, Inc.

By: _____________________________	Date:______________________________


Title: ____________________________










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                                PROSPECTUS


                       JADE ENTERTAINMENT GROUP, INC.

                      500,000 Shares OF Common Stock

                             February 20, 2002

                           TABLE OF CONTENTS
DESCRIPTIVE TITLE                                           PAGE
-------------------                                         ----
PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . .6
SUMMARY FINANCIAL DATA  . . . . . . . . . . . . . . . . . . .9
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . .9
CONFLICTS OF INTEREST . . . . . . . . . . . . . . . . . . . .24
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. . . . .26
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . .26
CAPITALIZATION. . . . . . . . . . . . . . . . . . . . . . . .28
DILUTION . . . . . . . . . . . . . . . . . . . . . . . . . . 29
THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . .30
        General. . . . . . . . . . . . . . . . . . . . . . . 34
        Employees . . . . . . . . . . . . . . . . . . . . . .42
        Property. . . . . . . . . . . . . . . . . . . . . . .42
        Management. . . . . . . . . . . . . . . . . . . . . .43
        Remuneration. . . . . . . . . . . . . . . . . . . . .44
        Litigation. . . . . . . . . . . . . . . . . . . . . .45
SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL
     OWNERS AND MANAGEMENT. . . . . . . . . . . . . . . . . .45
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS. . . . . . . . . . .46
ABSENCE OF PUBLIC MARKET AND DIVIDEND POLICY. . . . . . . . .48
DESCRIPTION OF CAPITAL STOCK. . . . . . . . . . . . . . . . .48
PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . .48
LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . 50
EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . 51
AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . 51
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . 52
SUBSCRIPTION AGREEMENT . . . . . . . . . . . . . . . . . . . 65

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS PROSPECTUS DOES NOT CONSTITUTE AS AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                 PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Reference is made to "Fiduciary Responsibility of the Company's Management" and "Description of Capital Stock" contained in the Prospectus relating to the indemnification of the Registrant's officers, directors, stockholders, employees and affiliates. The Registrant is prohibited from indemnifying its affiliates for liabilities resulting from violations or alleged violations of the Securities Act of 1933 or any state securities laws in connection with the issuance or sale of the shares of common stock, except in the case of successful defense of an action in which such violations are alleged, and then only if a court approved such indemnification after being apprised of relevant regulatory positions on indemnification.

ITEM 2.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        Set forth below is an estimate of the approximate amount of the fees and expenses paid by the Registrant and affiliates as described in the Prospectus.

                                                              APPROXIMATE AMOUNT
                                                            -----------------
Securities and Exchange Commission
registration fee..................................................... $ 375
National Association of Securities
Dealers, Inc. filing fee............................................  N/A
Printing expenses ................................................... 5,000
Accounting fees and expense ........................................  5,000
Blue Sky filing fees................................................    950
Legal (including Blue Sky) fees..................................... 20,000
Miscellaneous expenses   .............................................5,750
                                                                      -----
TOTAL...............................................................$37,075
                                                                    ======

ITEM 3.     UNDERTAKINGS
A.          Certificates:  Inapplicable

B.          Rule 415 Offering
            The undersigned Registrant hereby undertakes:

                     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (I) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "1933 Act"); (ii) reflect in the Prospectus any facts or events which, together, represent a fundamental change in the information in the Registration Statement; and (iii) include any additional or changed material information on the plan of distribution.

                     (2) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

C.          Request for Acceleration of Effective Date

            The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the 1933 Act.

D.          Indemnification

            Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1993 Act and is, therefore, unenforceable.

            In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

E.          Rule 430A

            The undersigned Registrant will:

                        (1) For determining any liability under the Act, treat
            the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of a Prospectus filed by the Registrant under Rule 424(b) (1) or (4) or 497(h) under the Act as part of this Registration Statement as of the time the Commission declared it effective.

                        (2) For any liability under the 1933 Act, treat each
            post-effective amendment that contains a form of Prospectus as a new Registration Statement for the securities offered in the Registration Statement, and that the offering of the securities at that time as the initial bona fide offering of those securities.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

    On July 5, 2001, 1,000,000 shares of common stock were issued to Raymond Barton, the Chairman of the Board of Directors and founder of the Company in exchange for a value of $50 of cash contributions and $1,000 worth of services attributable to his role in conceptualizing, developing and organizing the Company.

     On July, 5, 2001, for a value of $50 in cash and $400 in services the Company issued 500,000 Shares of common stock to the president secretary, treasurer and founder, Timothy Schmidt, attributable to his role in conceptualizing, developing and organizing the Company.

  On August 30, 2001, the Company (through Raymond Barton and Timothy Schmidt offered 196,000 shares of its common stock (the "Shares") for $98,000. This money was being raised to fund the Company's initial public offering. Shares were sold to 4 accredited investors.

Paul Habekost 40,000 shares at $0.50
Louis Habekost 16,000 shares at $0.50
Freddy Profit 40,000 shares at $0.50
Christopher Pearson 100,000 shares at $0.50

            All such issuance of Shares were made pursuant to Section 4(2) of the Securities Act of 1933, as amended. Specifically, the Registrant claims exemption from registration pursuant to that Act's Regulation D as a sales by an issuer not involving a public offering.

ITEM 5.     INDEX TO EXHIBITS

(a)(1)      Financial Statements -- Included in Prospectus:

                        Independent Certified Public Accountants' Report.

                        Balance Sheet as of October 31, 2001.

                        Statement of Changes in Shareholder's Equity for the Period July 5, 2001 (Date of Formation) through October 31, 2001.

                        Notes to Financial Statements.

(a)(2) Included Separately from Prospectus: Consent of Independent Public Accountants.

(b)  Exhibits:

                        3.1 Certificate of Incorporation and Certificate of Amendment thereto.

                        3.2        Bylaws of Registrant

                        3.3        Form of Stock Certificate

                        3.4        Subscription Agreement.

                        5.1 Opinion of Counsel as to the legality of the Shares.

                        6.1        Marketing and Consulting Agreement with
                                     MarketShare Recovery, Inc.

                        6.2        Sublease Agreement with MarketShare
                                     Recovery, Inc.

                        24.1       Consent of Counsel (Adam J. Laufer Esq.
                                    Attorney at Law).

                        24.2       Consent of Auditors (Perez-Abreu,
                                    Aguerrebere, Sueiro LLC).

                     Certificate of Incorporation
                                  of
                     Jade Entertainment Group, Inc.
                     as Amended on October 18, 2001

THE UNDERSIGNED, being of the age of 18 years or older, under S. 402 of the New York Business Corporation Law does hereby set forth:

1. The name of the corporation is: JADE ENTERTAINMENT GROUP, INC.

2. The purpose is to engage in any lawful act or activity for which corporations may be organized under this chapter. This corporation is not formed to engage in any act or activity that require the consent or approval of any state official, department, board, agency, or other body without such consent or approval first being obtained.

3. The office of the corporation is to be located in the city of Melville, County of Suffolk, in the State of New York.

4. The aggregate number of shares of common stock which the corporation shall have the authority to issue is ten million (10,000,000) shares of common stock with a par value of $0.001 par value per share.

5. The secretary of State is designated as the agent of the corporation upon whom process against it may be served and the post office address within this state to which the secretary of state shall mail a copy of any process against it served upon him is: 200 Broadhollow Road Suite 207, Melville, NY 11747

6.   The name and address of the registered agent of the corporation are:
Timothy Schmidt, 200 Broadhollow Road Suite 207, Melville, NY 11747. Located in the County of Suffolk. Said registered agent is to be the agent of the corporation upon whom service of process against it may be served.

Subscribed and affirmed as true under the penalties of perjury.


/s/Timothy Schmidt                     September 5, 2001
________________
Timothy Schmidt
President
Jade Entertainment Group, Inc.




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Exhibit 3.2























                                   BY-LAWS


                                      OF


                        JADE ENTERTAINMENT GROUP, INC.

                               TABLE OF CONTENTS




ARTICLE I.   MEETINGS OF SHAREHOLDERS

Section 1.   Annual Meeting

Section 2.   Special Meetings

Section 3.   Place

Section 4.   Notice

Section 5.   Notice of Adjourned Meetings

Section 6.   Fixing Record Date

Section 7.   Voting Record

Section 8.   Shareholder Quorum and Voting

Section 9.   Voting of Shares

Section 10.  Proxies

Section 11.  Voting Trusts

Section 12.  Shareholders' Agreements

Section 13.  Action by Shareholders Without a Meeting

ARTICLE II.  DIRECTORS

Section 1.   Function

Section 2.   Qualification

Section 3.   Compensation

Section 4.   Duties of Directors




             [The Balance of This Page Is Intentionally Left Blank]

Section 5.   Presumption of Assent

Section 6.   Number

Section 7.   Election and Term

Section 8.   Vacancies

Section 9.   Removal of Directors

Section 10.  Quorum and Voting

Section 11.  Director Conflicts of Interest

Section 12.  Executive and Other Committees

Section 13.  Place of Meetings

Section 14.  Time, Notice and Call of Meetings

Section 15.  Action Without a Meeting

ARTICLE III. OFFICERS

Section 1.  Officers

Section 2.  Duties

Section 3.  Removal of Officers

ARTICLE IV. INDEMNIFICATION

ARTICLE V.  STOCK CERTIFICATES

Section 1.  Issuance

Section 2.  Form

Section 3.  Transfer of Stock

Section 4.  Lost, Stolen, or Destroyed Certificates

ARTICLE VI. BOOKS AND RECORDS






               [The Balance of This Page Is Intentionally Left Blank]

Section 1.  Books and Records

Section 2.  Shareholders' Inspection Rights

Section 3.  Financial Information

ARTICLE VII.  DIVIDENDS

ARTICLE VIII. CORPORATE SEAL

ARTICLE IX.   AMENDMENT













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                                    BY-LAWS

                                       OF

                        JADE ENTERTAINMENT GROUP, INC.

                                   ARTICLE I.

                            MEETINGS OF SHAREHOLDERS


SECTION 1.  ANNUAL MEETING.

         The annual meeting of the shareholders of this corporation shall be held at the time and place designated by the Board of Directors of the corporation. The annual meeting of shareholders for any year shall be held no later than thirteen months after the last preceding annual meeting of shareholders. Business transacted at the annual meeting shall include the election of directors of the corporation.

SECTION 2.  SPECIAL MEETINGS.

         Special meetings of the shareholders shall be held when directed by the President or the Board of Directors, or when requested in writing by the holders of not less than ten percent of all the shares entitled to vote at the meeting.

SECTION 3.  PLACE.

         Meeting of shareholders may be held within or without the State of New York.

SECTION 4.  NOTICE.

         Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than sixty days before the meeting, either personally or by first-class mail, by or at the







            [The Balance of This Page Is Intentionally Left Blank] direction of the President, the Secretary, or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

SECTION  5.  NOTICE OF ADJOURNED MEETINGS.

         When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in this section to each shareholder of record on the new record date entitled to vote at such meeting.

SECTION 6.  FIXING RECORD DATE.

         For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors shall fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

         If no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on










             [The Balance of This Page Is Intentionally Left Blank] which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

         When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

SECTION 7.  VOTING RECORD.

         If the corporation shall have more than five (5) shareholders the officers or agent having charge of the stock transfer books for shares of the corporation shall make, prior to each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number and class and series, if any, of shares held by each. The list shall be kept on file at the registered office of the corporation, at the principal place of business of the corporation or at the office of the transfer agent or registrar of the corporation and any shareholder shall be entitled to inspect the list at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder at any time during the meeting.

         If the requirements of this section have not been substantially complied with, the meeting on demand of any shareholders in person or by proxy, shall be adjourned until the requirements are complied with. If no such demand is made, failure to comply with the requirements of this section shall not affect the validity of any action taken at such meeting.










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SECTION 8.  SHAREHOLDER QUORUM AND VOTING.

         A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

         If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless otherwise provided by law. After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shareholders entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

SECTION 9.  VOTING OF SHARES.

         Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, unless otherwise provided for in the Articles of Incorporation of this corporation, or any amendments thereto, or any certificate of designation filed on behalf of this corporation.

         A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact.














            [The Balance of This Page Is Intentionally Left Blank]

         At each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

         Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the By-Laws of the corporate shareholder; or, in the absence of any applicable By-Law, by such person as the Board of Directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the By-laws or other instrument of the corporate shareholder. In the absence of any such designation, or in case of conflicting designation by the corporate shareholder, the Chairman of the Board, President, and Vice President, Secretary, and Treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

         Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

         A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee or his nominee shall be entitled to vote the shares so transferred.









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         On and after the date on which written notice of redemption of redeemable shares has been mailed to the holders thereof and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instrument and authority to pay the redemption price to the holders thereof upon surrender of certificates therefor, such shares shall not be entitled to vote on any matter and shall not be deemed to be outstanding shares.

SECTION 10.  PROXIES.

         Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting or a shareholder's duly authorized attorney-in-fact may authorize another person or persons to act for him by proxy.

Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the corporate officer responsible for maintaining the list of shareholders.

         If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of them present at the meeting, or if only one is present then that one, may exercise all the powers conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.









                [The Balance of This Page Is Intentionally Left Blank]

         If a proxy expressly provides, any proxy holder may appoint in writing a substitute to act in his place.

SECTION 11.  VOTING TRUSTS.

         Any number of shareholders of this corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, as provided by law. Where the counterpart of a voting trust agreement and the copy of the record of the holders of voting trust certificates has been deposited with the corporation as provided by law, such documents shall be subject to the same right of examination by a shareholder of the corporation, in person or by agent or attorney, as are the books and records of the corporation, and such counterpart and such copy of such record shall be subject to examination by any holder of record of voting trust certificates either in person or by agent or attorney, at any reasonable time for any proper purpose.

SECTION 12.  SHAREHOLDERS' AGREEMENTS.

         Two or more shareholders of this corporation may enter an agreement providing for the exercise of voting rights in the manner provided in the agreement or relating to any phase of the affairs of the corporation as provided by law. Nothing therein shall impair the right of this corporation to treat the shareholders of record as entitled to vote the shares standing in their names.

A transfer of shares of this corporation whose shareholders have a shareholder's agreement authorized by this section shall be bound by such agreement if he takes shares subject to such agreement with notice thereof. A transferee shall be deemed to have notice of any such agreement if the exercise thereof is noted on the face or back of the certificate or certificates representing such shares.











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SECTION 13.  ACTION BY SHAREHOLDERS WITHOUT A MEETING.

         Any action required by law, these By-Laws, or the Articles of Incorporation of this corporation to be taken at any annual or special meeting of shareholders of the corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class of shares is entitled to vote thereon as a class, such written consent shall be required of the holders of a majority of the shares of each class of shares entitled to vote as a class thereon and of the total shares entitled to vote thereon.

Within ten days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters rights are provided by law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions as provided by law regarding the rights of dissenting shareholders.













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                                  ARTICLE II.

                                   DIRECTORS

SECTION 1.  FUNCTION.

         All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board of Directors.

SECTION 2.  QUALIFICATION.

         Directors need not be residents of this state or shareholders of this corporation.

SECTION 3.  COMPENSATION.

         The Board of Directors shall have authority to fix the compensation of directors.

SECTION 4.  DUTIES OF DIRECTORS.

         A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

         In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented, counsel, public accountants, or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence, or a committee of the Board upon which he does not serve, duly designated in accordance with a provision of the Articles of Incorporation or the By-Laws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.






               [The Balance of This Page Is Intentionally Left Blank]

         A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

         A person who performs his duties in compliance with this section shall have no liability by reason of being or having been a director of the corporation and shall be indemnified by the corporation for any and all claims and/or losses arising out of his service as a director of the Corporation.

SECTION 5.  PRESUMPTION OF ASSENT.

         A director of the corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have agreed, consented to and adopted such corporate action unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

SECTION 6.  NUMBER.

         The Board of Directors shall consist of one or more members, the exact number to be determined from time to time by shareholders or the Board of Directors. The number of directors may be increased or decreased from time to time by amendment to these By-Laws, but no decrease shall have the effect of shortening the terms of any incumbent director.

SECTION 7.  ELECTION AND TERM.

         Each person named in the Articles of Incorporation or by the incorporator as a member of the initial Board of Directors shall hold office until the first annual meeting of shareholders, and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.









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         At the first annual meeting of shareholders and at each annual meeting thereafter the shareholders shall elect directors to hold office until the next succeeding annual meeting. Each director shall hold office for the term for which he is elected and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

SECTION 8.  VACANCIES.

         Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders.

SECTION 9.  REMOVAL OF DIRECTORS.

         At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

SECTION 10.  QUORUM AND VOTING.

         A majority of the number of directors fixed by these By-Laws shall constitute a quorum for the transaction of business. The act of the majority of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 11.  DIRECTOR CONFLICTS OF INTEREST.

         No contract or other transaction between this corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of the directors are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors








              [The Balance of This Page Is Intentionally Left Blank] or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

         The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

         The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

         The contract or transaction is fair and reasonable as to the corporation at the time it is authorized by the Board, a committee or the shareholders.

         Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

SECTION 12.  EXECUTIVE AND OTHER COMMITTEES.

         The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution shall have and may exercise all the authority of the Board of Directors, except that no committee shall have the authority to:

         approve or recommend to shareholders actions or proposals required by law to be approved by shareholders, designate candidates for the office of director, for purposes of proxy solicitation or otherwise fill vacancies on the Board of Directors or any committee thereof, amend the By-Laws, authorize or approve the reacquisition








              [The Balance of This Page Is Intentionally Left Blank] of shares unless pursuant to a general formula or method specified by the Board of Directors, or authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, and, in the case of a series, the designation thereof, may, pursuant to a general formula or method specified by the Board of Directors, by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms upon which such shares may be issued or sold, including without limitation, the price, the rate or manner of payment of dividends, provisions of redemption, sinking fund, conversion, voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State.

The Board of Directors, by resolution adopted in accordance with this section, may designate one or more directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

SECTION  13.   PLACE OF MEETINGS.

         Regular and special meeting by the Board of Directors may be held within or without the State of New York.










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SECTION 14.  TIME, NOTICE AND CALL OF MEETINGS.

         Regular meetings of the Board of Directors shall be held without notice at such times as the Board of Directors may fix. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director by either personal delivery, telegram or telecopy at least two days before the meeting or by notice mailed to the director at least five days before the meeting.

         Notice of the meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all obligations to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

         Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

         Meetings of the Board of Directors may be called by the chairman of the Board, by the president of the corporation, or by any two directors.

         Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar communications equipment by means of which all persons










         [The Balance of This Page Is Intentionally Left Blank] participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

SECTION 15.  ACTION WITHOUT A MEETING.

         Any action required to be taken at a meeting of the directors of a corporation, or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all of the directors, or all of the members of the committee, as the case may be, is filed in the minutes of the proceedings of the Board or of the committee. Such consent shall have the same effect as a unanimous vote.

                                  ARTICLE III.

                                    OFFICERS

SECTION 1.  OFFICERS.

         The officers of this corporation shall consist of a president, secretary and treasurer, and may also include one or more vice presidents, each of whom shall be elected by the Board of Directors at a meeting of directors following the annual meeting of shareholders of this corporation, and shall serve until their successors are chosen and qualify. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two or more offices may be held by the same person. The failure to elect a president, vice president, secretary, or treasurer shall not affect the existence of this corporation.

SECTION 2.  DUTIES.

         The officers of this corporation shall have the following duties:








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         The President of the corporation shall be the chief executive and operating officer of the corporation and have general and active management of the business affairs of the corporation subject to the direction of the Board of Directors and shall preside at all meetings.

         The Vice President, if one or more is elected or appointed, shall have all of the duties normally performed by the President when the President is unable or unavailable to act, by order of seniority. Otherwise, his duties shall be subject to the direction of the President and the Board of Directors.

The Secretary shall have custody of, and maintain, all of the corporate records, except the financial records; shall record the minutes of all meetings of the stockholders and Board of Directors, send all notices of meetings out, and perform such other duties as may be prescribed by the Board of Directors or the President.

         The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of stockholders and whenever else required by the Board of Directors or the President, and shall perform such other duties as may be prescribed by the Board of Directors or the President.

SECTION 3.  REMOVAL OF OFFICERS.

         Any officer or agent elected or appointed by the Board of Directors may be removed by the Board whenever in its judgment the best interest of the corporation will be served thereby. Any officer or agent elected by the shareholders may be removed only by vote of the shareholders, unless the shareholders shall have authorized the directors to remove such officer or agent. Any vacancy, however occurring, in any office, may be filled by the Board of Directors, unless the By-Laws shall have expressly reserved such power to the shareholders.









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         Removal of any officer shall be without prejudice to the contract rights, if any, of the removed; however, election or appointment of an officer or agent shall not of itself create contract rights.

                                  ARTICLE IV.

                                INDEMNIFICATION

         Any person, his heirs, or personal representative, made, or threatened to be made, a party to any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative, because he, his testator, or intestate is or was a director, officer, employee, or agent of this corporation or serves or served any other corporation or other enterprise in any capacity at the request of this corporation, shall be indemnified by this corporation, and this corporation may advance his related expenses to the full extent permitted by law. In discharging his duty, any director, officer, employee, or agent, when acting in good faith, may rely upon information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by (1) one or more officers or employees of the corporation whom the director, officer, employee, or agent reasonably believes to be reliable and competent in the matters presented, (2) counsel, public accountants, or other persons as to matters that the director, officer, employee, or agent believes to be within that person's professional or expert competence, or (3) in the case of a director, a committee of the board of directors upon which he does not serve, duly designated according to law, as to matters within its designated authority, if the director reasonably believes that the committee is competent. The foregoing right if indemnification or reimbursement shall not be exclusive of other rights to which the person, his heirs, or personal representatives may be entitled. The corporation may, upon the affirmative vote of a majority of its board of directors, purchase










            [The Balance of This Page Is Intentionally Left Blank] insurance for the purpose of indemnifying these persons. The insurance may be for the benefit of all directors, officers, or employees.

                                   ARTICLE V.

                               STOCK CERTIFICATES

SECTION 1.  ISSUANCE.

         Every holder of shares in this corporation shall be entitled to have a certificate, representing all shares to which he is entitled. No certificate shall be issued for any share until such share is fully paid.

SECTION 2.  FORM.

         Certificates representing shares in this corporation shall be signed by the President or Vice President and the Secretary or an Assistant Secretary, if any, and may be sealed with the seal of this corporation or a facsimile thereof. The signatures of the President or Vice President and the Secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the corporation itself or an employee of the corporation. In case any officer who signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issuance.

         In the event the corporation is authorized to issue more than one class or series, every certificate representing shares issued by this corporation shall be set forth or fairly summarize upon the face or back of the certificate, or shall state that the corporation will furnish to any shareholder upon request and without charge a full statement of, the designations, preferences, limitations and relative rights of the shares of each class or series authorized to be issued, and the variations in the










              [The Balance of This Page Is Intentionally Left Blank]










                                   18
relative rights and preferences between the shares of each series so far as the same have been fixed and determined, and the authority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series.

         Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, or shall state that the corporation will furnish to any shareholder upon request and without charge a full statement of such restrictions.

         Each certificate representing shares shall state upon the face thereof: the name of the corporation; that the corporation is organized under the laws of this state; the name of the person or persons to whom issued; the number and class of shares, and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate, or a statement that the shares are without par value.

SECTION 3.  TRANSFER OF STOCK.

         The corporation shall register a stock certificate presented to it for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized attorney, and the signature of such person has been guaranteed by a commercial bank or trust company or by a member of the New York or American Stock Exchange.

SECTION 4.  LOST, STOLEN, OR DESTROYED CERTIFICATES.

         The corporation shall issue a new stock certificate in the place of any certificate previously issued if the holder of record of the certificate
(a) makes proof in affidavit form that it has been lost, destroyed or wrongfully taken; (b) requests the issue of a new certificate before the corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice








             [The Balance of This Page Is Intentionally Left Blank] of any adverse claim; (c) gives bond in such form as the corporation may direct, to indemnify the corporation, the transfer agent, and registrar against any claim that may be made on account of the alleged loss, destruction, or theft of a certificate; and (d) satisfies any other reasonable requirements imposed by the corporation.

                                  ARTICLE VI.

                               BOOKS AND RECORDS

SECTION 1.   BOOKS AND RECORDS.

         This corporation shall keep correct and complete books and records of accounts and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of directors. This corporation shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders, and the number, class and series, if any, of the shares held by each.

         Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

SECTION 2.  SHAREHOLDERS' INSPECTION RIGHTS.

         Any person who shall have been a holder of record of shares or of voting trust certificates therefor at least six months immediately preceding his demand or shall be the holder of record of, or the holder of record of voting trust certificates for, at least five percent of the outstanding shares of any class or series of the corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any proper purpose its relevant books and records of accounts, minutes and records of shareholders and to make extracts therefrom.









              [The Balance of This Page Is Intentionally Left Blank]

SECTION 3.  FINANCIAL INFORMATION.

         Not later than four months after the close of each fiscal year, this corporation shall prepare a balance sheet showing in reasonable detail the financial condition of the corporation as of the close of its fiscal year, and a profit and loss statement showing the results of the operations of the corporation during its fiscal year.

         Upon the written request of any shareholder or holder of voting trust certificates for shares of the corporation, the corporation shall mail to such shareholder or holder of voting trust certificates a copy of the most recent annual balance sheet and profit and loss statement.

         The balance sheets and profit and loss statements shall be filed in the registered office of the corporation in this state, shall be kept for as long as the law requires and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

                                 ARTICLE VII.

                                  DIVIDENDS

         The Board of Directors of this corporation may, from time to time, declare and the corporation may pay dividends on its shares in cash, property or its own shares, to the full extent permitted by law.

                                ARTICLE VIII.

                                CORPORATE SEAL

         The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the same of the corporation, the year of incorporation, and the word "seal"; it may be any of a facsimile, engraved, printed or impression seal.







           [The Balance of This Page Is Intentionally Left Blank]

                                 ARTICLE IX.

                                  AMENDMENT

         These By-Laws may be repealed or amended, and new By-Laws may be adopted, either by the Board of Directors or the shareholders, but the Board of Directors may not amend or repeal any by-law adopted by shareholders if the shareholders specifically provide such by-law shall not be subject to amendment or repeal by the directors.













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Exhibit 3.3

FORM OF STOCK CERTIFICATE

   NUMBER                                                              SHARES

     0
             INCORPORATED UNDER THE LAWS OF THE STATE OF NEW YORK

                         JADE ENTERTAINMENT GROUP, INC.
                            TOTAL AUTHORIZED ISSUE
                    10,000,000 SHARES PAR VALUE $.001 EACH

                                                             SEE REVERSE FOR
                                                           CERTAIN DEFINITIONS

                                  [SPECIMEN]

         THIS IS TO CERTIFY THAT_____________________________ IS THE OWNER OF

         _____________________ fully paid and non-assessable shares of the above Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

         WITNESS, the seal of the Corporation and the signatures of its duly authorized officers.

         DATED


         ---------------------------             ------------------------------
                 SECRETARY                                  PRESIDENT











               [The Balance of This Page Is Intentionally Left Blank]

Exhibit 3.4


                            SUBSCRIPTION AGREEMENT

                                      FOR

                          JADE ENTERTAINMENT GROUP, INC.

If you are interested in purchasing shares ("Shares") of the common stock (the "Common Stock") of Jade Entertainment Group, Inc. (the "Company"),
 you must:
	a) complete this Subscription Agreement (the "Agreement");
b) provide a check or money order (unless a wire transfer is being sent) made payable to: Jade Entertainment Group, Inc.
c) deliver both the Agreement and payment to:

               Jade Entertainment Group, Inc.
Address:       200 Broadhollow Road
               Suite 207
               Melville, New York, 11747

Attention:     Timothy Schmidt


The Company may accept or reject any subscription you tender, in whole or in part. This means that the Company may allocate to you a smaller number of Shares than you subscribed to purchase. If accepted by the Company, then this Agreement will constitute a subscription for shares of the Company's Common Stock ($.001 par value per share).

The minimum subscription is $3.00 for _____ shares. You should pay by check, money order or wire transfer payable to "Jade Entertainment Group, Inc." If the Company rejects your subscription in whole, the Company will return this Agreement and your payment.

If the Company accepts your subscription in whole or in part, a copy of this Agreement will be returned to you as your receipt. This will confirm your subscription and indicate how much of your subscription the Company has accepted.

When the Company receives the funds and the funds are cleared by the designated financial instituted where they are deposited, stock certificates will be issued within 7 days. After that, you will be mailed stock certificates no more than 14 days after the Company mailed written confirmation of the subscription to you. If the Company accepts only part of your subscription, the Company will return the unused portion of your payment to you with interest, if any.

You irrevocably submit this Agreement for the purchase of________ Shares at $3.00 per Share. With this Agreement, you also submit payment in the amount of $________ ($ per Share) for the Shares subscribed.

In connection with this investment, you represent to the Company that:

a.	Before submitting payment for the Shares, you received the Company's
Disclosure Document dated ____________, 20__.

b.	You are a resident of _____________, _______________.
	(State)	(Country)

(If the Offering has not been qualified or registered in that jurisdiction or is not exempt from the registration requirements in that jurisdiction, your subscription will not be accepted.)

c.	The Social Security number or taxpayer identification number that you included in this Agreement is your true, correct and complete identification number.

d.	You are not subject to backup withholding of interest or dividends by the Internal Revenue Service.

The Shares should be registered as follows:

Name: ____________________________________________
As (check one):
____	Individual				____	Tenants-in-Common
____	Partnership				____	Joint Tenants
____	Corporation				____	Trust
____	Minor with adult custodian 	____    Other
	Under the Uniform Gift
	 to Minors Act

Individual(s) Registration:

______________________________		________________________________
Investor No.1 (print name above)		Investor No. 2 (print name above)

______________________________		________________________________
Street (residence address)			Street (residence address)

______________________________		________________________________
City	State	Zip		City		      State		Zip

______________________________		________________________________
Home Phone				            Home Phone

_________________________________		___________________________________
Social Security Number			      Social Security Number

_________________________________		___________________________________
Date of Birth				      Date of Birth

_________________________________		___________________________________
Signature						Signature

______________________________		________________________________
Date							Date

Entity (Not Individual) Registration:

On behalf of the entity named below, you represent that you have full power
and authority to execute this Agreement.   You also represent that investment
in the Company is not prohibited by any of the governing documents of the entity.


________________________________
Name of Entity

By: _____________________________		_________________________________
    Signature of trustee, partner or	Date
    authorized officer

Title: ___________________________

________________________________	_________________________________
Street Address				Taxpayer ID Number

________________________________	__________________________________
City	State	Zip		            Telephone



ACCEPTED BY ________________________________FOR_________________SHARES
	      Jade Entertainment Group, Inc.

By: _____________________________	Date:______________________________


Title: ____________________________

 EXHIBIT 5.1
                               ADAM J. LAUFER ESQ.
                                ATTORNEY AT LAW



                               December 1, 2001



JADE ENTERTAINMENT GROUP, INC.
200 Broadhollow Road
Suite 207
Melville, New York 11747

Re:      Registration Statement on Form SB-1 Relating to the
         Offer and Sale of $1,500,000 Shares of Common Stock

Gentlemen:

         Since September 1, 2001, this firm has acted as securities counsel for JADE ENTERTAINMENT GROUP, INC. (the "Company"), a New York corporation organized under the New York General Corporate Law, in connection with the registration under the Securities Act of 1933, as amended, of shares of common stock (the "Shares") in the Company, having a maximum aggregate offering price of $1,500,000, pursuant to the referenced Registration Statement.

         You have requested our opinion regarding the legality of the Shares registered pursuant to the Registration Statement on Form SB-1 (the "Registration Statement"). We have examined originals or copies, certified to our satisfaction, of such records, agreements and other instruments of the Company, certificates or public officials, certificates of the officers or other representatives of the Company, and other documents, as we have deemed necessary as a basis for the opinions hereinafter set forth. As to various questions of fact material to such opinions, we have, when relevant facts were not independently established, relied upon written certifications of officers and references, including (but not limited to) statements contained in the Registration Statement.

         Our opinions, insofar as they address issues of New York law, are based solely upon our review of (i) the records of the Company; (ii) the New York General Corporate Law, including the statutory provisions and also all applicable provisions of the New York Constitution and reported judicial decisions interpreting these laws; and (iii) a certified copy of the Company's July 5, 2001 Articles of Incorporation and October 18, 2001 Certificate of Amendment thereto. Subject to the foregoing, we do not express our opinion herein concerning any law other than the federal laws of the United States.

         We have assumed the genuineness of all signatures on documents reviewed by or presented to us, the legal capacity of natural persons, the authenticity of all items submitted to us as originals and the conformity with originals of all items submitted to us as copies.

         Based upon the foregoing, we are of the opinion that:

1. The Company is a duly organized, validly existing corporation under the laws of the State of New York.

2. The Shares of the Company to be offered pursuant to the Prospectus forming a part of the Registration Statement are validly authorized and when (a) the pertinent provisions of the Securities Act of 1933, as amended, and such state securities laws and regulations as may be applicable have been complied with and (b) such Shares have been duly delivered against payment therefor as contemplated by the offer contained in the Prospectus, such Shares will be validly issued, fully paid and non-assessable under the law of New York.

         Our opinion is expressed as of the date hereof, and we do not assume any obligations to update or supplement our opinion to reflect any fact or circumstances which hereafter comes to our attention or any change in the law that hereafter occurs.

         We hereby consent to the reference to our firm in the "Legal Matters" section of the Prospectus and to the inclusion of this opinion as an Exhibit to the Registration Statement.

                                        Adam J. Laufer Esq.,
                                        Attorney at Law


                                        By: /s/ Adam J Laufer
                                           ------------------------------------
                                              Adam J. Laufer











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Exhibit 6.1


CONSULTING SERVICES AGREEMENT

Consulting services agreement, dated as of _September 4, 2001_ by and between: Marketsharerecovery Inc., A New York Corporation (MSR) and Jade Entertainment Group, Inc.___(The Company).

WHEREAS, MSR, through the expenditure of considerable time, money, and effort has created and developed, and is continuing to develop, an efficient system for providing valuable financial services ("the Services") to The Company.

WHEREAS, the company is desirous in obtaining the services from MSR, and, subject to the terms and conditions herein, MSR is willing to provide the services.

NOW, THEREFORE IT IS AGREED AS FOLLOWS:

1. As compensation, MSR will be paid $5000 USD monthly which will offset direct costs and time for services rendered. Additional funds may be necessary from time to time, and will require written request, and approval from THE COMPANY

2. This Contract will be set forth for ninety (90) calendar days, to commence upon signing of this agreement, and will run month to month thereafter.

3. MSR is an independent contractor and not an agent, servant, or employee of the Company. Nothing in this agreement shall constitute MSR or its officers or directors employees of the Company. MSR shall have no authority to bind the Company. The Company shall have the right, acting in its sole discretion, to accept or reject any Financing proposed by MSR.

4. MSR agrees that it will not at any time during this agreement, and at any time thereafter, disclose any confidential knowledge or information regarding the Company to any persons unless it receives the consent of the Company to such disclosure or the information ceases to be confidential by the reason of:

 (I) its public disclosure by the Company, (II) its becoming generally and publicly known, or (III) its becoming known to MSR through a third party who is not bound by any confidentiality agreement.


5. MSR will:
a. Manage and maintain all Marketing relationships for THE COMPANY.
b. Distribute news, and profiles to 15,000 media contacts (Newspaper, TV, Magazines...etc.)
c. Post all press releases and company news.
d. Utilize our strategic relationships to promote partnerships and other strategic relations for The Company.
e. Utilize marketing relationships with IPO.com and others to gain exposure for THE COMPANY.

f. Utilize current relationships with pay-per-result marketing firms to increase exposure and traffic.

6. MSR shall hold the Company harmless from and on account of any claims which may be asserted against the Company, or any affiliate or associate by any entity related to any services performed by MSR under this agreement.

7. The laws of the State of New York shall govern all disputes arising under this agreement as they are applied to contracts to be pert brined entirely within such State.

3.) This agreement may be executed in counterparts, all of which taken together shall be deemed one complete agreement. A copy of this agreement executed by a party hereto and delivered by facsimile to another party hereto (or such party's representative) shall be deemed an original copy of this agreement.

IN WITNESS WHEREOF, we have set our hands and as of the day and year first written above.



MarketShare Recovery Inc.


By:__________________________(print)            Date:_______________

By:__________________________(signature)

Title:________________________



Jade Entertainment Group, Inc.(company)

By:__________________________(print)             Date:_______________

By:__________________________(signature)

Title:________________________

Exhibit 6.2

                             Sub-Lease Agreement

     This sub-lease agreement ("agreement"), entered into by and between MarketShare Recovery, Inc. ("MSR"), a New York corporation and Jade Entertainment Group, Inc. ("JADE"), a New York corporation, is effective as of September 1, 2001 ("Effective Date").

NOW THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

     1. Responsibility
		a. MSR agrees to allow JADE full access and operation of the office space at 200 Broadhollow Rd. Suite 111.

            b. MSR agrees to provide, under the terms of it's agreement with HQ Global Workplace the following: Desks, computers, internet access, telephone, telephone access and other amenities as they are needed, or become available.

           c. Jade agrees to pay in full, the charges directly to HQ Global, Inc. resulting from the use of the facilities, not to exceed $1800 monthly.


           d. MSR will remain direct leaseholder with HQ Global Inc., and will remain responsible as per the terms of it's own lease agreement with HQ Global, Inc.

     2. LIMITATION OF LIABILITY.
          In no event will either party be liable for any lost profits or any form of indirect, special, incidental or consequential damages of any character from any causes of action of any kind with respect to this agreement of the technology licensed hereunder, whether arising in tort (including negligence), contract, or otherwise, even if it has been informed in advance of the possibility of such damages.

     3.  ENTIRE AGREEMENT
          This Agreement constitutes the entire Agreement and understanding between the parties and integrates all prior discussions between them related to its subject matter. no modifications of any of the terms of this Agreement shall be valid unless in writing and signed by an authorized representative of each party.

The parties have duly executed this Agreement as of the later of the two (2) dates set forth below.

MSR:                                       JADE:
MarketShare Recovery, Inc.                  Jade Entertainment Group, Inc.

By:  Raymond Barton                        By: Timothy Schmidt


Date: September 1, 2001                   Date: September 1, 2001

Signature: s/ Raymond Barton              Signature: s/Timothy Schmidt
          ---------------------                     -------------------

Title: President                          Title: President

EXHIBIT 24.1

                              CONSENT OF COUNSEL

Miami, Florida
March 4, 2002


        We hereby consent to the reference to us in the Prospectus constituting part of this Form SB-1 Registration Statement for JADE ENTERTAINMENT GROUP, INC. under the caption "Legal Matters."



                                     /s/ Adam J. Laufer


EXHIBIT 24.2


                 INDEPENDENT AUDITOR'S CONSENT


We consent to the use in this Registration Statement of Jade
Entertainment Group, Inc. on Form SB-1--- of our report dated November 28, 2001, appearing in the Prospectus, which is part of this Registration Statement, and of our report dated November 28, 2001 relating to the financial statement schedules appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

Perez-Abreu, Aguerrebere, Sueiro LLC

Certified Public Accountants
Coral Gables, Florida
March 4, 2002








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                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Melville, and State of New York, on the 4th day of March, 2002.

                                              JADE ENTERTAINMENT GROUP, INC.

                                              By: /s/ Timothy Schmidt
                                                  ---------------------
                                                  Timothy Schmidt, President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below on this Registration Statement hereby constitutes and appoints Timothy Schmidt with full power to act as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Jade Entertainment Group, Inc. (until revoked in writing) to sign any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement on Form SB-1 of the Company and to sign a Registration Statement pursuant to Section 462(b) of the Securities Act of 1933 and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

   Signatures                 Title                    Date
   ----------                -----                     ----
   /s/Timothy Schmidt       President, CEO           March 4, 2002
   --------------------     and Director
   Timothy Schmidt

   /s/ Timothy Schmidt       Treasurer and Chief     March 4, 2002
   ---------------------     Financial Officer
   Timothy Schmidt

   /s/ Raymond Barton        Chairman of the Board    March 4, 2002
   ---------------------     of Directors
   Raymond Barton